6/3

04030788

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coloplast A/S

*CURRENT ADDRESS Holtedam 1
DK - 3050
Denmark

**FORMER NAME

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34793 FISCAL YEAR 9/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GBS
DAT: 6/17/04

Annual Report 2002/2003

INNOVATION • GROWTH • VALUES



Coloplast



SOMETHING MAY TURN UP

"It sounds like a fairy tale," says 24-year-old Marlene Cohr. "I had only been actively painting for a year when I was invited to do my first exhibition. While most artists have to work for many years without selling any works and risk never being 'spotted', I got a chance very early to show my works and sell them. That experience strengthened my confidence and faith that I had the potential for growing as an artist."

Visualising pictures
"There are good days and bad ones. Inspiration turns up sporadically. Sometimes my awareness, if captured by something, nearly moves the brush in my hand. Then it's cool. Other days have me stuck in front of the easel unable to use brush nor paint purposefully. But I think pictures, shapes, colours and symbols: I may lie awake all through the night thinking about a picture that I wish to paint. I am fascinated by things I see and tend to work at an expression or idea until it comes alive."

Experimenting tempts
"My pictures may be said to be harmless. I have wished the viewer to see beauty and sensuality. I have wanted to send out energies of love and warmth. Now I feel like experimenting, exaggerating, flipping out. I wish to leave the trend of lightness and vague expressions to become rougher. I also feel like doing joint projects with other young artists. At the moment I am planning a workshop for disabled children with a fellow artist. The children will paint in a closed environment where they can listen to opera and other musical impulses while painting."

Every year, we ask an artist to make a series of paintings to enhance our factories and offices and give pleasure to people working there.

Contents

For company information: **www.coloplast.com**

Front page photo: Erik Stang wears Coloplast's **Easiflex** ostomy bag. See page 8.
Photos Jesper Westley, Willi Hansen, Mike Gaffney, Jesper Ludvigsen
Editors Coloplast A/S
Design, production and prepress Boje & Mobeck
Print PrintDivision

Management's review

Coloplast's Mission

Throughout the world we wish, within our selected business areas, to be the preferred source of medical devices and associated services, contributing to a better quality of life.

By being close to customers we fulfil their needs with innovative, high quality solutions. Through empathy, responsiveness and dependability we seek to earn their loyalty.

Our culture attracts and nourishes individuals who are energetic, committed and have a passion for our business.

We respect differences and pledge to act responsibly in social, environmental and business contexts.

By striving to be best in our business we achieve growth and increased value for our customers, employees and shareholders.



Definitions of key ratios

Invested capital	Assets less cash, less marketable securities plus accumulated goodwill amortised before 1.10.2002 less non-interest-bearing debt, less provisions
Net interest-bearing debt	Long-term debt plus short-term part of long-term debt plus mortgage debt, less cash, less marketable securities
Profit margin, EBIT, %	Operating profit (EBIT) as a percentage of revenue
Return on average invested capital (ROAIC), %	Operating profit (EBIT) as a percentage of invested capital (average for four quarters)
Economic Profit	EBITA plus profit from associates, etc. after tax, less cost of capital (cost of capital = average invested capital x weighted average cost of capital)
Return on equity, %	Coloplast's share of profit for the year as a percentage of equity (average for four quarters)
Ratio of net debt to EBITDA	Net interest-bearing debt divided by EBITDA
Interest cover	EBITDA divided by net of interest income and expenses
Equity interest, %	Total equity as a percentage of total assets
Ratio of debt to enterprise value, %	Net interest-bearing debt as a percentage of net interest-bearing debt plus market capitalisation
Market capitalisation, DKK	Share quotation at year-end multiplied by total contributed capital (assuming the same price valuation for A and B shares)
Book value per share, DKK	Equity divided by number of shares
Share price /Book value per share	Share quotation divided by book value per share
PE, price/earnings ratio	Share quotation divided by earnings per share, EPS
Pay-out ratio, %	Declared dividend as a percentage of Coloplast's share of profit for the year
Earnings per share, EPS	Coloplast's share of profit for the year divided by number of shares (average for four quarters)
Free cash flow per share	Free cash flow divided by number of shares (average for four quarters)

Revenue and profit margin


bnDKK
%
6.0
4.8
3.6
2.4
1.2
0
20
16
12
8
4
0
98/99
99/00
00/01
01/02
02/03

- Revenue
- Profit margin

Equity and return on equity


bnDKK
%
2.0
1.6
1.2
0.8
0.4
0
75
60
45
30
15
0
98/99
99/00
00/01
01/02
02/03

- Equity
- Return on equity

Operating profit and free cash flow


bnDKK
mDKK
1.0
0.8
0.6
0.4
0.2
0
200
0
-200
-400
-600
-800
98/99
99/00
00/01
01/02
02/03

- Operating profit
- Free cash flow

Economic Profit and ROAIC


mDKK
%
300
240
180
120
60
0
21
20
19
18
17
16
98/99
99/00
00/01
01/02
02/03

- Economic Profit
- ROAIC

Interest cover and debt in % of enterprise value


%
167
100
80
60
40
20
0
10
8
6
4
2
0
98/99
99/00
00/01
01/02
02/03

- Interest cover
- Debt in % of enterprise value

Dividend per share and pay-out ratio


DKK
%
5
4
3
2
1
0
25
20
15
10
5
0
98/99
99/00
00/01
01/02
02/03

- Dividend per share
- Pay-out ratio

5 years' key figures and ratios

mDKK	1998/99	1999/00	2000/01	2001/02	2002/03
Income statement					
Revenue	3,065	3,603	4,069	5,624	5,669
Research and development costs	114	128	137	173	168
Operating profit before amortisation and depreciation (EBITDA)	669	758	919	1,200	1,228
Operating profit before amortisation of goodwill (EBITA)	491	536	659	927	942
Operating profit (EBIT)	491	536	659	918	931
Net financial income and expenses	-12	-86	-72	-103	-54
Profit before tax	501	478	618	1,236	878
Coloplast's share of profit for the year	338	292	405	768	561
Revenue growth					
Annual growth in revenue, %	13	18	13	38	1
Increase consists of:					
Organic growth, %	13	12	12	14	11
Currency effect, %	0	6	1	-2	-5
Acquired business, %	0	0	0	26	0
Divested business, %	0	0	0	0	-5
Balance sheet					
Total assets	2,628	2,806	3,344	4,489	5,360
Invested capital	2,630	2,821	4,082	5,051	5,493
Net interest-bearing debt	245	334	1,121	1,471	1,473
Equity at year-end	1,535	1,637	1,213	1,562	1,996
Cash flow and investments					
Cash flow from operations	366	467	600	913	911
Cash flow from investments	-494	-334	-1,292	-878	-783
Acquisition of tangible assets, gross	378	339	394	449	578
Cash flow from financing	156	-202	-243	1,051	307
Free cash flow	-128	133	-692	35	128
Key figures					
Average number of employees, full time equivalents	3,507	3,758	3,987	4,859	5,774
Profit margin, EBIT, %	16	15	16	16	16
Return on average invested capital (ROAIC), %	21	20	19	19	18
Economic Profit	153	97	198	271	262
Return on equity, %	24	18	28	62	32
Ratio of net debt to EBITDA	37	44	122	123	120
Interest cover	167	51	46	15	17
Equity interest, %	58	58	36	35	37
Rate of debt to enterprise value, %	3	4	8	10	10
Book value per share	64	68	51	65	83
Share data					
Share price at year-end	349	350	548	530	531
Share price/Book value per share	6	5	11	8	6
PE, price/earnings ratio	25	29	33	17	23
Dividend per share, DKK	2.55	3.00	3.60	4.35	5.00*
Pay-out ratio	18	25	21	13	21
Earnings per share, EPS	14	12	17	32	23
Free cash flow per share	-5	6	-29	1	5

*) For 2002/03 the figure is the proposed dividend.

The year's highlights and results:

- Organic growth for the continuing business areas was 11% in local currencies and 6% in Danish kroner
- Group revenue after divestment and currency effect increased by 1% to DKK 5,669m
- Operating profit increased by 1% to DKK 931m
- Profit margin exceeded 16%
- Group profit before tax was DKK 878m, up by 6% compared with last year's profit before tax and one-off income
- Profit for the year was DKK 561m
- It is proposed to raise dividend to DKK 5 per share of DKK 10, an increase of 15%
- For 2003/04 a growth of about 11% in local currencies and a profit margin of approx. 16% are anticipated
- New strategy and objectives towards 2008 have been determined.

BOARD OF DIRECTORS:

Palle Marcus
Director
(Chairman)

Niels Peter Louis-Hansen
BCom
(Deputy Chairman)








Continued growth

Also for 2002/03 Coloplast achieved two-digit growth. Revenue for the continuing business increased by 11% in local currencies to DKK 5,669m. This confirms our expectations over the year and most recently expressed in the financial statement for three quarters in August 2003. Business has been divested, and revenue was affected by changes in exchange rates. Nevertheless, revenue in terms of Danish kroner was 1% up on 2001/02.

New long-term objectives

In 2002/03 Coloplast's management set new long-term objectives and determined a strategy to achieve these objectives. The company seeks to achieve a revenue of at least DKK 9bn in 2008, while at the same time gradually increasing the profit margin to 18%. The objectives can be met through organic growth of 10-12% per year. Any acquisitions made will increase revenue beyond the objective set. Coloplast has also set an objective of achieving returns on average invested capital (ROAIC) of 20%.

The Coloplast organisation has been adjusted to meet the needs of the new strategy. The wound care and skin care business areas have become independent business units and, in the USA, activities within ostomy, continence care and home care have been gathered under one management team. The changes are described in more detail below.

Business areas

Ostomy Coloplast is one of the world's leading manufacturers of ostomy products for people who – often because of a cancer diagnosis – have had their intestine rerouted through the abdominal wall. The total market for ostomy products is estimated at DKK 8bn and is deemed to grow at an annual rate of 4-8%. In Europe, growth is estimated at 3-4%, while it is slightly higher in the USA and the rest of the world.

Coloplast's ostomy product sales increased by 14% in local currencies compared with 2001/02, reaching DKK 2,131m in 2002/03. Coloplast continues to win market shares as a result, among other factors, of an increase in the number of new patients using Coloplast products.

Total sales of products from the **Assura** range, which was introduced in 1991, continue to grow. Line extensions are introduced regularly and sales of new versions developed well during 2002/03. Drainable ostomy bags with **Hide-away** closure achieved excellent growth compared with last year. The new ostomy bag with adhesive coupling, **Easiflex**, was launched in most major markets in Europe and the USA over the year. The product was well received and sales have met expectations. Also sales of new urostomy products

Erik Andersen
Director, Operations

Helle Bechgaard
Director

Per Magid
Attorney

Kurt Anker Nielsen
Director









developed well, and an increasing share of new users in this segment use Coloplast products. Coloplast's activities in the home care area in Germany, Great Britain and the USA contributed to sales growth.

HSC, whose nurses deliver service to German users in their home, recorded two-digit sales growth. HSC comprises a nationwide network of distribution companies specialising in delivering products and service to ostomists. HSC is the largest company of its kind in Germany with a market share exceeding 30%. Also Coloplast Direct in Great Britain, which delivers service, including the distribution of ostomy and continence care products, made excellent progress. In our American home care company, Sterling Medical Services, sales of ostomy products increased. Over the year new contracts have been signed with nursing homes and other institutions in the home care sector.

Continence care Coloplast manufactures and sells urine bags, urisheaths, catheters for bladder emptying, absorbent pads and other products for people with bladder control problems. The key customer group is people with spinal cord injuries. The market for continence care products is estimated to grow by 7-10% per year.

In 2002/03 Coloplast increased sales of continence care products by 12% in local currencies to DKK 1,326m in all. Sales of coated **SpeediCath** catheters for bladder emptying continued to grow strongly, and also sales of our **EasiCath** range of catheters increased in most European markets. In the spring of 2003 the **SpeediCath** catheter, which is ready for use out of its packaging, was launched in the USA, where the reimbursement of coated catheters is, as yet, subject to restrictions. Sales of our **Conveen** and **Moveen** urine bag brands saw two-digit growth. In Britain, the **Simpla** Plus urine bag range was launched to the hospital market. In the market for urisheaths in Europe, where Coloplast is the market leader with a market share above 50%, we also increased sales. Coloplast's British home care company, ThackrayCare, where nurses distribute continence care products and service users in their homes, achieved good growth.

Wound care The world market for wound care products is estimated to amount to some DKK 16bn, the market for advanced wound care representing around nearly DKK 9bn. Coloplast markets products based on the moist-wound-healing principle for eg leg ulcers, pressure sores and diabetic wounds, mainly to the European market.

Sales of Coloplast's wound dressings accounted for DKK 782m, corresponding to a growth of 11% in local currencies. Sales of the **Biatain** wound dressings based on foam technology continued to develop positively in 2002/03 and account for more than 25% of total sales of Coloplast wound dressings. The **Alione** wound dressing introduced in 2002, which is indicated both for strongly exudating and dry wounds and is now sold in most markets, has been well received. The antibacterial **Contreet** Foam products obtained FDA approval in the spring of 2003 and are now also sold in the USA. In the third quarter this dressing was introduced in Germany and early market response was positive in spite of the general decline of this market. Towards the end of the financial year **Contreet** Foam was launched in Great Britain.

Skin care Coloplast manufactures and markets skin care products for the treatment and prevention of skin damage. The products are manufactured in Minnesota, USA, and are mainly sold to nursing homes and similar institutions in the US market. This market is estimated to grow at an annual rate of 7-9%.

Sales of Coloplast's skin care products accounted for DKK 193m, an increase of 9% in local currencies. Sales increases



SHARING HIS USER EXPERIENCE

"The adhesive coupling makes **Easiflex** bags very easy to apply and much more secure," finds Erik Stang, who had his stoma surgery last autumn after suffering from colitis for 13 years. Erik Stang is 62 years old and lives with his wife on the outskirts of Oslo, Norway.

At Coloplast's Norwegian subsidiary, the sales team have benefitted from Erik Stang's experience. They use him as a sparring partner after he accepted their invitation to meet them and explain why the bag works so well for him.

were mainly recorded for the personal care area and for skin care products for people suffering from incontinence. Over the year further contracts have been signed with purchasing organisations in the hospital sector and other US chains. A new product programme, **EasiCleanse** Bath, was introduced at the beginning of the financial year and has been welcomed by the market.

Breast care With a market share above 50%, Coloplast is the largest worldwide supplier of external breast forms for women after breast surgery. Coloplast also manufactures a selection of special textiles (bras and swimsuits). The number of breast cancer diagnoses is increasing, but a growing number of women choose reconstructive surgery to wearing a breast form, and the demand for breast forms is therefore declining. The global market for breast forms and special textiles, which is estimated to run into some DKK 1.3bn, is believed to decline at a rate of 4-6% annually.

In 2002/03 sales of breast care products were affected by very difficult market conditions in the USA with changing reimbursement rules and a general decline in the market. Total sales came to DKK 470m. This is 4% less than last year in local currencies. Sales in Europe developed well, showing growth of approx. 11%, and Coloplast continued to gain market shares. An intensified sales effort in the USA is expected to have a positive effect on sales performance in the coming months. The restructuring initiated in 2000/01, including the consolidation of manufacturing activities in Raubling, Germany, was completed in the first quarter. Sales management in the USA has been strengthened, and one global product portfolio has been established for all markets. The new range of breast forms has been well received, also by the dealers in the US market.

Sales of **Aviana** full figure textiles were discontinued early in the year, and an unexpected loss on remaining stocks was realised. The changes in the US breast care programme caused additional write-offs relating to surplus stocks. The decline in sales and one-off costs of the order of DKK 15-20m in 2002/03 reduced the profit margin for this business area.







NEW PRODUCTS

OSTOMY

Easiflex ostomy bag
Range of ostomy bags with a flexible adhesive coupling system. The range includes drainable and closed bags as well as base plates.

Assura URO bags
Multichamber bag for improved comfort and discretion. URO micro bag for discretion and connection to a night bag.

Assura Dual Filter
1-piece closed bag with dual filters that minimise ballooning of the bag and blocking of the filter.

CONTINENCE CARE

SpeediCath CH 6 catheter
Coated, sterile ready-to-use intermittent catheter for pediatric use.

Simpla Plus urine drainage bags
New range of leg and night bags for hospital and community use.

Simpla S2 non-drainable urine bag
Bag with a new patented design for improved hygiene and user-friendliness.

WOUND CARE

Contreet Foam Cavity
Range of antibacterial dressings for treatment of deep ulcers.

Biatain Cavity
Range of dressings based on foam technology for treatment of deep ulcers like pressure sores.

SeaSorb Soft Ribbon
Range of products based on alginate technology for treatment of deep ulcers.

SKIN CARE

Sween 24
Moisturising skin protectant cream with single application 24-hour moisturisation.

BREAST CARE

Tresia Personally 663
Symmetrical reduced-weight breast form with a soft cup emulating the natural breast.

Tresia 760
Symmetrical lightweight breast form with a mouldable back.

Tria Light 366
Symmetrical lightweight breast form with a clear mouldable back.

Geographical markets

Sales for the continuing business areas in Europe increased by 13%. Coloplast is one of the European market leaders in most business areas. In the markets for ostomy products, urisheaths and breast forms, Coloplast is the European market leader. As new European markets are developed, own subsidiaries are established. European sales accounted for 79% of total revenue. Revenue for the Americas, which amounts to a total of some 15% of corporate revenue, grew by 2%. Coloplast continues to win market shares in the US from a relatively low level. Our American company Sterling Medical Services, which specialises in the distribution of wound care, ostomy, continence care and products for diabetics to the US market, saw good growth despite the cancellation of a distribution agreement involving a third party product. Sterling Medical Services has thorough insight into reimbursement rules, insurance issues and the planning of care programmes from a cost control perspective and supply products both to private individuals, nursing homes and home care schemes.

Sales generated in markets outside Europe and the Americas increased by 11% and represent 6% of total sales.

Financial review

Financial performance

Profit for the year after tax and minority interests came to DKK 561m compared with DKK 768m the previous year. The accounts for 2001/02 included a one-off income of DKK 410m from divested business, etc. Tax on the year's profit has been calculated at DKK 297m, corresponding to a tax rate of 33.8%. Financial items include cash discounts, net interest expenses and exchange-rate adjustments. Total financial items accounted for a negative net balance of DKK 54m compared with a negative net balance of DKK 103m last year. Operating profit increased by DKK 13m from last year to DKK 931m. Revenue increased by 1% to DKK 5,669m.

Revenue and operating profit have been stated at average exchange rates 5 per-year. In accordance with Coloplast's currency policy, currency has been sold on forward contract, resulting in a financial income of DKK 53m, corresponding to 1% of revenue. This financial income balances off the negative currency effect reflected in operating profit.

The accounts and comparison figures for previous years have been prepared in accordance with the Danish Financial Statements Act of 2001, which aims to adjust Danish accounting policies to international standards.

Major changes include recognition of goodwill on acquisition, provision for defined contribution pension plans and recognition of indirect cost of sales in inventories. If Coloplast had continued to apply the previous accounting policies, profit before tax would have been DKK 27m lower and equity would have been DKK 330m lower. Pages 27-30 present the accounting policies applied as well as changes from previous policies in detail. Coloplast has decided to introduce IFRS (International Financial Reporting Standards) with effect from the financial year 2003/04.

Segment performance

Coloplast's business areas address two different customer segments. The largest segment is medical disposables, comprising ostomy products, continence care, wound care and skin care products. The products sold in that segment are marketed through hospitals and institutions, where the patients become acquainted with the products. Subsequently, the products are typically used in the home setting. In the other segment - breast care - the products are sold through medical appliance dealers and specialty shops as well as in women's wear shops. The user chooses the products with guidance from the dealer.

Revenue for the medical disposables segment was DKK 5,199m, representing approx. 92% of total revenue. Operating profit was DKK 897m, which generated a profit margin of 17%. There was good growth in the product areas included in this segment, and productivity followed an upward curve.

The breast care segment saw good progress in Europe, but was up against adverse conditions in the USA following the

PROFIT PER BUSINESS AREA

mDKK	**Revenue** 2002/03	**Operating profit** 2002/03	**Profit margin** 2002/03
Medical disposables	5,199	897	17%
Breast care	470	34	7%
Total	**5,669**	**931**	**16%**

REVENUE GROWTH

%	**Organic growth**	**Net acquisition**	**Currency effect**	**Total**
Ostomy	14	0	-3	11
Continence care	12	0	-3	9
Wound care	11	0	-3	8
Consumer products	0	-100	0	-100
Skin care	9	0	-14	-5
Other	11	-14	-8	-11
Medical disposables	12	-5	-5	2
Breast care	-4	0	-8	-12
Total	**11**	**-5**	**-5**	**1**









On 7 November 2003 Easiflex received the Danish Design Award 2003. The product was praised for its excellent functionality, having been developed in close cooperation with the users.

(Above) Easiflex was launched in the spring of 2003. Birgitte S. Nielsen (left) and Inger I. Jensby are two of the Thisted team producing the bags.

(Below) These photos show the balloon test. Left, the prototype, whose wrinkles caused leakage. Right, the redesigned coupling, whose collar ensured that the bag stayed in place.

BALLOON HELPED EASIFLEX TEAM

"Innovation is about finding a solution to a user need. And, mind you, not just any solution. No, you need to persist until you have found the right solution," says Henrik Leisner, who is project manager in Coloplast's ostomy development laboratory.

For many years, ostomists have been asking for an ostomy bag with a flexible adhesive coupling to replace the mechanical coupling, which may cause discomfort, particularly when the user leans forward. It took new technology and a persistent effort to develop this coupling.

"At one time the development team came to a dead end, because the prototype did not work as expected. It occurred to us we might test its adhesive properties on a balloon - which has some likeness to the human belly. The new coupling seemed to stick as well as the others ... until we squeezed so hard that the balloon burst. Then we suddenly realised how the prototype differed. The adhesive on the bag without a coupling had contracted to about half size and adhered tightly. The conventional coupling also adhered tightly because the stiff coupling ring ensured the balloon 'skin' remained stretched and smooth. The prototype **Easiflex** adhesive coupling had contracted somewhat, but the coupling was not stiff enough to keep the skin smooth, and therefore leakage occurred between the coupling and the 'skin'."

The challenge was to make a coupling which was flexible but had a degree of stiffness to keep the skin smooth and avoid leakage. The team continued their experiments with the balloon and came up with a solution incorporating a supportive plastic collar around the adhesive.



"Since the program implementation in the spring we are seeing better wound outcomes. The staff is utilizing Coloplast advanced wound care products and demonstrating the skills they learned at the in-services in choosing products that will achieve the best patient results," says Donnett Brown. She and Mike Calogero discuss outcomes regularly to ensure that the products chosen meet the patients' needs.

THE CARE ANALYSIS PART OF SERVICE

"When I mentioned Sterling Services Review to Donnett Brown, RN, MSN, MBA, Manager of Staff Education for the Visiting Nurses Association of Northern New Jersey, she was very interested in developing a program to address the educational needs of her nursing staff. She also wanted to establish a wound care formulary that would assist staff to select the best product to achieve the best clinical outcomes for their patients," says Mike Calogero, Senior Director of Pharmacy Services at Sterling Medical.

Wanted partnership on education

"After meeting with Donnett Brown and listening to her apparent needs, I realized she wanted a partnership," says Mike Calogero. "After working collaboratively to develop a new formulary focused in Coloplast wound care, we looked at implementing this completely revised formulary with the Visiting Nurses Association. I completed an in-service with the staff discussing advanced wound care and how to select products based upon their 'category' rather than brand name."

general economic downturn and changed reimbursement rules. The revenue achieved was DKK 470m and operating profit was DKK 34m. On this basis, the profit margin achieved was a mere 7%, which is lower than in previous years. Over and above the effect of market developments, the year's performance was affected by restructuring costs in connection with the transfer of manufacturing operations and changes to

Primary segment split – product areas

A revenue growth for medical disposables of 12% in local currencies was very satisfactory. In this segment we expect to continue to win market shares. Falling exchange rates for a number of key currencies against Danish kroner during the year and divestment of business are reflected in the revenue growth of 2% measured in average exchange rates for the year.

which were 4% short of last year's level. The combined effect of lacking sales and negative exchange-rate developments resulted in an overall reduction of 12% for breast care. While the US market declined, the trend in Europe was positive, and breast care sales showed handsome increases.

Overall, sales in the continuing business areas increased by 11%. Over the year, activities representing 5% of revenue (Nutrition and the consumer products business) were divested, while the effect of exchange-rate developments had a negative impact on sales of 5%. Total sales therefore grew by 1% in Danish kroner.

The largest contribution - more than 61% of Coloplast's total revenue - continued to come from the ostomy and continence care business areas, whose sales channels and market conditions are alike. Total revenue for these two business areas was DKK 3,457m compared with DKK 3,191m last year. In local currencies the revenue growth was 13%, which means that Coloplast continued to grow faster than the market in general.

Sales of wound care products developed at the same rate as market growth, and this was also true for the skin care business area. The skin care business, in particular, is heavily affected by the development of the exchange rate of the US dollar.

Apart from ostomy, continence care, wound and skin care, the medical disposables segment includes a category called "Other". This category comprises products not manufactured by Coloplast. Coloplast distributes a number of products similar to our own products. They are sold through the Coloplast sales organisation in markets where home care companies have been established or acquired. The home care companies deliver both products and services.

Secondary segment split – geographical markets

The split of sales by main markets reflected unchanged shares compared with previous years. The linking of DKK to EUR means that no significant effect from exchange-rate movements over the year impacts the

Of the three regions, RoW - the rest of the World - recorded the strongest growth at 10% in local currencies, but this region represents only a minor share of total revenue. The most significant increase was recorded for Europe with 6%. In the Americas, sales in local currencies was at the level of last year.

The European market contributed significantly to the good result. 79% of sales were generated in this region, and so was 98% of operating profit.

Income statement

Revenue was DKK 5,669m compared with DKK 5,624m last year. Divestment of activities and the effect of exchange-rate movements meant an increase in revenue figures of 1% on last year. The underlying growth was 11% for the continuing business, and the good growth levels continued for most Coloplast business areas.

Costs and profit margin

The Group's total costs, excluding the cost of sales, amounted to DKK 2,581m after conversion at the year's average exchange rates. This corresponds to an increase of DKK 86m from the financial year 2001/02, an increase of approx. 3%.

Total costs corresponded to approx. 46% of revenue.

Distribution costs increased by DKK 55m, while administrative costs decreased by DKK 24m. These cost items represented DKK 1,670m and DKK 727m, respectively, corresponding to 29% and 13% of revenue for the year.

The overall cost of sales was DKK 54m below the level of the year before, which reflects an increase in productivity. Overall cost of sales amounted to DKK 2,157 or 38% of revenue.

Other operating costs included the net profit from contract manufacturing for Johnson & Johnson after their acquisition of the consumer products business. The statement in note 3 referring to number of employees includes 130 people employed in development and production in the consumer products division.

Financial items and tax

The financial items include net interest, cash discounts and exchange-rate adjustments plus various bank charges.

Interest-bearing debt increased by DKK 510m over the year and stood at DKK 2,301m at 30 September 2003. The year was affected by a comprehensive conversion of debt to more long-term financing. Favourable terms and historically low interest rates prompted the raising in April of a ten-year fixed-interest loan through a so-called Private Placement. Owing to considerable investor interest resulting in oversubscription, it was decided to raise a loan of USD 200m. On receipt of the loan proceeds, the facility was converted into a fixed-interest EUR loan. The proceeds have been used to reduce other credit facilities and strengthen free cash flow.

Total net interest expenses amounted to DKK 71m compared with DKK 80m in 2001/02. In the first six months of the year interest developments were favourable, showing a downward trend.

Net interest-bearing debt increased to DKK 1,473m at 30 September 2003. After the raising of new long-term loans, the interest rates charged for the majority of Coloplast's debt have been fixed for a number of years. A change in interest rates of 1 percentage point would have an impact of DKK 5m on profit for the first year.

All exchange-rate adjustments have been recognised as financial items. During the year, net exchange-rate gains of DKK 53m were recognised, compared with DKK 31m in 2001/02. The increase in the net figure is the result of a higher level of exchange-rate movements than the previous year.

Cash discounts in an amount of DKK 44m were paid, while discounts received represented DKK 11m. The net amount is lower than last year, which is due to the lower level of activity in the US breast care business.

The effective tax rate was 33.8%, corresponding to DKK 297m compared with 27.6% or DKK 341m the previous year. The lower tax rate last year was due to relatively modest tax assessment of gains from divested business.

Revenue by business area



● Ostomy	38%
○ Continence care	24%
○ Wound care	14%
○ Skin care	3%
○ Other	13%
○ Breast care	8%

Revenue by region



● Europe	79%
○ The Americas	15%
○ ROW	6%

Distribution of costs



● Manufacturing	43%
○ Distribution	33%
○ Administration	14%
○ Tax	6%
○ R&D	3%
● Financial items, net	1%
● Goodwill, amortisation	<1%

Development of invoicing currencies 1999-2003


112
108
104
100
96
92
Rate of exchange average 1999/2000
Rate of exchange average 2000/2001
Rate of exchange average 2001/2002
Rate of exchange average 2002/2003
1.10. 99
1.1. 00
1.4. 00
1.7. 00
1.10. 00
1.1. 01
1.4. 01
1.7. 01
1.10. 01
1.1. 02
1.4. 02
1.7. 02
1.10. 02
1.1. 03
1.4. 03
1.7. 03
1.10. 03

Investments


mDKK
600
450
300
150
0
-150
98/99
99/00
00/01
01/02
02/03

- Land and buildings
- Adjustment of plant in progress
- Plant and machinery

Cash flow statement


bnDKK
1.0
0.5
0
-0.5
-1.0
-1.5
98/99
99/00
00/01
01/02
02/03

- Operations
- Acquisitions
- Investments
- Free cash flow

Exchange rates

Most of the Group's revenue is affected by exchange-rate movements, as by far the greater part of Coloplast's sales are generated outside Denmark. Sales are invoiced in local currencies for each of the countries. When translated for consolidation into the Group's accounts, the value in terms of Danish kroner is affected by the year's exchange-rate movements. Calculated at the weighted average of all invoicing currencies in 2002/03, the value was 5 percentage points below the average realised level for 2001/02. There was a net negative effect on revenue and profit before financial items.

Within each accounting year, we attempt to hedge against the effects of exchange-rate movements by making forward exchange transactions. The proceeds from hedging currencies are stated under financial items. Apart from hedging of receivables in foreign currency, hedging is implemented for up to 12 months of the budgetted future net cash flow of currencies. Forward cover has mainly been arranged for USD, EUR, AUD, GBP, HUF, SEK, NOK and JPY. The greatest currency risk is posed by operations, as most manufacturing activities are located in Denmark, while most products are sold outside Denmark.

Most of the Group's interest-bearing debt has been raised in EUR. Exchange losses or gains deriving from recognised assets, liabilities or from the financial instruments used to hedge against currency risks, are recognised in the income statement.

Coloplast's accounts are to a certain extent affected also by conversion of net investments in foreign subsidiaries. Exchange-rate gains or losses are incurred on conversion into Danish kroner and consolidation of the foreign subsidiaries' profit into the Group accounts.

It is Coloplast's policy to keep investments in foreign subsidiaries at a low level. As a matter of course the amounts invested in foreign manufacturing companies will be larger due to the need to invest in production equipment and facilities. At the balance sheet date no hedging of investments abroad had been made. Any gains or losses resulting from the conversion into Danish kroner of net investments in subsidiaries have been recognised under equity.

Balance

The total balance increased by DKK 871m to DKK 5,360m at 30 September 2003. During the period total assets increased by DKK 435m, mainly as a result of investment in tangible assets. The value of inventories increased by DKK 155m and book debts and other receivables were reduced by DKK 228m in all.

Bank balances and marketable securities increased by DKK 509m as a result of the increase in borrowing, cf below, which aimed to strengthen capital reserves.

Over the period, short- and long-term bank debt, etc. increased by DKK 510m in all. The proceeds from the Private Placement was received in April and was spent for repaying other bank debt and to increase free cash flow.

Debt to suppliers and taxes due were reduced by DKK 26m and DKK 97m, respectively, and the share of these items of the total balance thus decreased.

Equity increased by DKK 434m to DKK 1,996m and accounted for 37.3% of total assets at 30 September 2003. This represents an increase of 2.5 percentage points on the opening balance at 1 October 2002.

RATIO OF TANGIBLE ASSETS ACQUIRED TO REVENUE, GROSS

1998/99	1999/00	2000/01	2001/02	2002/03
12.3%	11.4%	9.6%	8.0%	10.2%



"Coloplast's development team contributed to the project by allowing us to test prototypes of the system and then listening to our evaluation," says Peter Christensen. "My colleagues Lotte Jacobsen and Birthe Nissen have added valuable practical knowledge based on close contact with the users."

RESPECT: THE KEY TO COOPERATION

"When you spend your working day with those fully conversant in human anatomy and physiology, it becomes a challenge to talk about these subjects with others without a healthcare background," says Peter Christensen, MD. He is the prime mover behind a new system for flushing the intestine. The irrigation system has been developed in a cooperation between Coloplast and the anal physiological laboratory at Århus University Hospital, Denmark.

"However, it is a valuable learning process to tell a group of inquisitive technicians about your own special field and answer all the 'stupid' questions which need to be asked to develop a product like this."

Three years ago Coloplast took on the sponsorship of a research project aiming to document the special continence problems of wheelchair users and find better solutions than laxatives or mechanical or chemical stimulation of the rectum.

"In return for scientific results, Århus University Hospital obtained financial resources for further research. Wheelchair users and others with bowel management problems will be offered an effective system and hence a better quality of life. Society will obtain knowledge about new forms of treatment for the specific diagnosis," concludes Peter Christensen.

Investments

The expected continued growth in sales requires investments in manufacturing facilities on an on-going basis. During 2002/03, investments included extensions of manufacturing facilities in Hungary and, on a smaler scale, in Denmark.

Intangible assets recognised in the balance sheet accounted for DKK 332m in 2002/03, an increase of DKK 193m. The increase reflects acquired goodwill in Group companies where Coloplast has increased its share owned. Total investments in tangible assets amounted to DKK 1,851m.

During the financial year it was decided to extend Coloplast's factory in Hungary so that, by 2005, it will employ 900 people and manufacture products representing a market value of DKK 1.5bn.

The savings obtained from manufacturing in Hungary are expected to increase from some DKK 25m per year in 2003/04 to some DKK 75m per year in 2005/06. During the period 2002-2005, the costs of transfer of production machinery and training are anticipated to account for approx. DKK 10-15m per year. The total investment is expected to amount to more than DKK 300m by 2005. The investment is expected to involve tax savings of DKK 30-50m annually during the period 2005-2011.

Acquisition and divestment of business

The ownership share in Coloplast's German home care company, HSC, was increased, and, with effect from 30 September 2003, the financial year the remaining 10% of Amoena Medizin-Orthopädie-Technik GmbH was acquired.

Cash flow statement

Operations contributed DKK 911m to the year's cash flow. Of this amount, DKK 783m was invested, mainly in manufacturing plant and buildings. Free cash flow represented a positive balance of DKK 128m compared with DKK 35m in the previous year, which had higher investments that year, including DKK 400m spent for acquisition of business, primarily HSC.

If DKK 113m, representing dividend to the shareholders and minority interests, and DKK 10m representing purchases of own shares (net), are deducted from and increases in financing, representing DKK 430m, are added to free cash flow, the total cash flow for the year increased by DKK 435m.

Cash flow from financing represented

Other Events

Strategy and objectives towards 2008
Coloplast's long-term objective is to achieve a revenue of at least DKK 9bn in 2008 while at the same time gradually increasing the profit margin to 18%. Coloplast has set a further objective of achieving a return on average invested capital (ROAIC) of 20%.

The revenue objective can be achieved through an organic growth of 10-12% per year. Growth will be generated primarily in the European market, but will increasingly be based on growth outside Europe as well. Acquisition and divestment of business remain important elements in Coloplast's strategy. Any acquisitions made will increase the revenue beyond DKK 9bn. Over and above organic growth, acquisition of value-creating business, alliances formed to strengthen existing business areas and divestment of activities creating no value will be implemented by Coloplast to achieve its objectives. Coloplast has built significant financial resources since the most recent acquisitions in 2001, and acquisition candidates are considered on an ongoing basis.

Increases in the company's production capacity will, in future, take place mainly in countries with a lower cost level than Denmark. In the first round, the facility in Hungary is being extended. One third of this facility is now complete, and plans are to reach full capacity by 2005, when output will include ostomy, wound care and continence care products.

Organisation
As a consequence of the new strategy, two business areas, wound care and skin care, became independent business units. Responsibility for skin care development, manufacture and marketing was consolidated in a new business unit from 1 September 2003 headed by Tom Ryan, President. Tom Ryan therefore assumed the commercial responsibility for all skin care activities, reporting to Group Management.

Similarly, the wound care area was consolidated in an independent business unit headed by Finn Ketler, who was appointed General Manager with effect from 17 November 2003. In Europe, where Coloplast has a comfortable market position, sales and distribution of the products will be handled by the new business unit in a cooperation with Coloplast's subsidiaries in the respective countries. The wound care business unit will also report to Group Management.

Concurrently with the consolidation of skin care and wound care in two independent business units, Coloplast's US ostomy and continence care teams formed close ties with our home care business in that market, Sterling Medical Services. With effect from 1 October 2003, a dedicated sales force for ostomy and continence care was set up. The implementation of a global sales strategy for ostomy and continence care has been facilitated by the inclusion of the US and Canadian subsidiaries in Corporate Sales in line with the other subsidiaries. Jens Fabricius, GM, Corporate Sales will be responsible for all sales activities in North and South America.

Other management matters
The share option programme for 2002/03 comprises Group Management and around 200 executives. The programme depends, for the first time, on the achievement of two basic corporate objectives, ie the profit margin and the value creation (Economic Profit) in the financial year 2002/03. Both

Supervisor Howard Keir (right) and team member Ann Castro in the picking area among moving baskets in Coloplast's British subsidiary in Peterborough.



THE WAREHOUSE OF THEIR DREAMS

"Our best investment was probably the computer simulation model which we developed in cooperation with Corporate Logistics. The model enabled us to see where baskets would collide or form bottlenecks," says warehouse supervisor Howard Keir, one of the team who managed in nine months to create a warehouse system envied by many. The system installed in Coloplast's British subsidiary in Peterborough optimises the handling, cutting, picking, packing and shipping of orders.

"We wanted more than a standard solution," says logistics manager Christian Kloeve."Throughout the process, we improved and developed the standard system we had bought. It was a very rewarding process, as we could draw on experts in Corporate Logistics and Corporate IT."

objectives were met, releasing approx. 125,000 options. The options may be exercised at an average price set as the average of the price quotation on the five days following the publication of the financial statement for the full year. The options may be exercised in the period 2007-2012. The value of the allocation (calculated as the Black & Scholes value per option multiplied by the number of options allocated) is limited to twice the executive's monthly net pay at the time of allocation.

Research and development

Coloplast Research Centre is the corporate centre for strategic research and materials development in technological core competence areas. The most important areas are adhesives technology, coating, hydrogels and biomaterials and the biological implications of their interfacing with eg skin, mucous membranes and other tissue. The Coloplast Research Centre works closely with universities and other public partners. The Centre is a partner in two EU growth framework programmes and two innovation programmes supported by the Danish Ministry of Science, Technology and Development. Since the research effort depends, to an increasing extent, on Coloplast's possibilities for employing highly competent polymer scientists, the Centre in 2002/03 supported the establishment of an international engineering line in the Danish Polymer Centre at Denmark's Technical University. In 2002/03, the Group spent 3% of revenue on R&D. Part of this amount covered research and basic materials development at Coloplast Research Centre.

IT

An upgrading of our IT systems protection has been implemented to protect it from virus and other intrusion. Among recent initiatives are a standard virus scanning tool and a centrally managed distribution of virus patches.

The roll-out of the new Enterprise Resource Planning system continued with ERP being introduced at the Thisted facility in Denmark and in Coloplast GmbH in Germany, the two largest units within manufacturing and sales/distribution. Concurrently, the system was introduced to link the operations in Germany with the sales team in the USA. The remaining Danish facilities in Kokkedal and Humlebæk are expected to introduce the system in the first quarter of 2003/04.

Business risks

General aspects

The majority of Coloplast's products are sold either direct to the health care authorities or to purchasers who subsequently have the cost reimbursed by the authorities. Any sizeable reductions of the level of refunds can therefore be expected to result in lower revenue and profits.

State subsidies mean that prices for a significant part of Coloplast's output are determined after negotiations with local health care authorities. Coloplast's sales are therefore indirectly sensitive to changes in the national economies.

Market-related factors

Competition intensity

Coloplast sells its products in global niche markets with few big suppliers. The company is one of the leading suppliers in Europe. In North America market shares are single-digit in most product areas.

Customers

Health care professionals may, as a rule, choose which suppliers should deliver products to their patients, while the local health care authorities will usually pay for the products and negotiate the price. In practice, Coloplast negotiates with few, relatively big customers.

Suppliers

Coloplast uses few unique raw materials. For these, Coloplast has, to the largest possible extent, taken steps to ensure supply guarantees or has established own production.

Substitution

Treatment regimens, including new surgical methods, undergo continuous development. They may, over time, cause changes in the demand for the company's products. Coloplast monitors developments closely and cooperates with leading specialists



On 30 December 2002 the warehouse of Coloplast's Danish sales subsidiary was ravaged by fire. 50 firemen were unable to save the building, but three working days after the fire, deliveries could be resumed by drawing on stocks from several European countries.

Company-related factors

HR-related factors

Since 1996 Coloplast's management has made systematic measurements of employee satisfaction. The response from these surveys has provided the basis for the company's personnel policy and for being an attractive workplace for competent employees.

Coloplast has a comprehensive internal education programme and aims to offer good working conditions and a competitive pay level. Apart from their fixed pay, many employees are paid under incentive programmes, either bonus agreements or, for a group of executives, share options.

Environmental factors

Coloplast's manufacturing sites in Denmark and Germany have obtained certification according to the ISO 14001 environmental management standard. Every year the environmental status of each site is reviewed in detail.

Coloplast's environmental protection includes monitoring of the consumption of raw materials and ancillary materials, the generation of waste, air pollution and any other risks. All significant environmental aspects are monitored, regulatory requirements are complied with and corrective action is instituted if non-compliances are

Insurance factors
The company's worldwide presence and activities imply many different risks depending on the specific legal framework for operations in the individual countries and on local conditions in general. The company regularly ensures that these risks are covered by relevant insurance policies, including assets and employees as well as the risk of operations breakdown and product liability. The actual insurance cover is regularly assessed in cooperation with recognised, international insurance brokers.

Capacity
In step with a growing revenue, extensions are made to buildings and machinery. A major extension project is being completed in Hungary.

Research and development
Coloplast aims to protect all inventions, particularly within adhesives, plastics and process technology, through patenting. Protection is achieved through monitoring and evaluating new patents issued within relevant areas in accordance with the company's patent policy. Coloplast invariably endeavours to obtain exclusive rights to new products and processes but, overall, the business is not dependent on a limited number of patents. Because of the complexity of the patents, Coloplast may become involved in patent lawsuits. In the past year no legal action involving significant financial risks was taken against Coloplast.

Branding
Our product brands and company logo help customers to easily identify our company, our products and services. Branding is initiated as an integral part of the development process and, in accordance with our Branding Guide, product range brands are used together with our company logo on all product material. It is our policy to protect our product range brands and company logo in all countries of importance for our sales activities.

Financial factors
The Board of Directors has laid down a policy for managing the Group's financial risks. The policy sets guidelines and limits for financial transactions and, hence, which risks may affect Coloplast. Hedging against financial risks is managed by the corporate finance function.

The aim is to minimise financial risks so that any movements in exchange rates and interest levels will not significantly affect the financial performance in any one year.

The company aims to keep capital resources at a level providing ample flexibility to ensure that the level of liquidity is sufficient for meeting future activities while taking into account the need to minimise the cost of capital.

Exchange-rate effects
Fluctuations in exchange rates affect revenue, as by far the largest part of Coloplast's sales are generated outside Denmark.

Within each financial year we aim to cover any effects of exchange-rate changes by making forward exchange contracts. In addition to hedging of receivables in foreign currencies, we normally take out cover for up to 12 months of the budgetted future net cash flow in foreign currencies.

TESTING UNKNOWN TECHNOLOGY

"A few years ago, laser tehnology for welding plastics was an immature technology. Coloplast decided to investigate its potential after I identified it in my PhD project," says technology engineer Ingrid Fink. Since then we have developed the technology in cooperation with foreign suppliers and universities.

New design opportunities
When an adhesive ring is welded to an ostomy bag, the plastic materials are heated using a hot tool, which presses the parts together mechanically. Therefore, this method puts restrictions on the shape and size of ostomy bags.

Using laser welding, the designers have scope for optimising the shape and design of bags to the various types of stoma. The laser tool may, for instance, weld the two middle layers without welding the rest of the layers in the process. The laser beam passes through most plastics unimpeded, to stop only when a layer has colour pigment. The pigment absorbs the energy from the laser beam and the material is welded.

"It is a privilege to work for a company that is willing to stake resources on technological progress, which may involve risks," says group leader Kim Bager (left) who is busy testing the laser equipment with Ingrid Fink. The first laser-welded medical device is on its way to the consumers: Easiflex Convex Light.

Additionally, it is company policy not to speculate in exchange-rate fluctuations but to actively cover against commercial risks.

Coloplast is to a certain degree affected by the translation into Danish kroner of investments in foreign subsidiaries.

Interest rates
Fluctuations in interest rates in the financial markets influence Coloplast's interest-bearing debt and liquidity reserves. The effect on our net interest-bearing debt is limited by raising long-term loans at fixed interest rates. The effect of interest-rate fluctuations on short-term business credit facilities and surplus liquidity will to some extent balance out.

Credit position
Payment for the majority of Coloplast's product sales is made by health care authorities and health insurance companies. The bad debts risk attaching to these customers is considered to be very small. The same applies to receivables from third party distributors.

Coloplast deals exclusively with recognised financial institutions when partnering to make transactions in the financial markets.

Liquidity
We aim in our financial planning to minimise the cost of capital while at the same time maintaining a high degree of financial flexibility. We aim at all times to maintain capital resources covering expected fluctuations in liquidity caused by operations, possible investments and any strategic initiatives. Coloplast is therefore endeavouring to utilise favourable conditions in the financial markets to obtain long-term facilities and to avoid that too large a share of liabilities falls due in any one year.

Other risks
Coloplast has contingency plans ensuring that action is taken quickly to limit the consequences for people and the environment of major accidents at the Group's sites. Buildings and processing plants have been so organised as to present the least possible risk of fire, and effective fire precautions have been taken to limit the damage in case of fire. Preparedness groups have been established at all Group sites and the members of these groups have received training in fire-fighting, first aid and limiting pollution. Yearly drills are carried through at the sites involving the local fire brigades.

Knowledge resources

Management believes that increases in the value creation for all stakeholders contribute most effectively to optimising competitive power and hence the company's financial development in the long term.
At Coloplast we have developed a process for recording value creation. The point of departure has been our Mission and Values.

Being innovative is an important prerequisite for increasing the value creation. The compilation of knowledge about Coloplast's relations with the key stakeholders has been systematised, ensuring that we listen to our stakeholders. Through dialogue our employees obtain in-depth insight







The unique installations of art – a huge yellow bubble growing out of the wall, an oversized drop of blood hanging from the ceiling – remind the employees that they are allowed to think differently. To use their imagination.



Bjarne Worsøe (middle) and Mogens Guldager Kristensen, both members of the development team, testing charcoal filters.

LIVELY ENVIRONMENT

Open space offices have provided an inspiring setting for product development in the Ostomy Products Division. The overall goal has been to break routine patterns and prevent habitual thinking in order to stimulate the innovative resources of the development team.

Development engineer Bjarne Worsøe is one of the team working with the charcoal filters preventing odour from ostomy bags. He is very enthusiastic about the new environment, which houses the development team of 35 people.

"I am convinced that development times will be shorter. We will gain up to six months because access to knowledge and communication is so easy – and because we can run several development processes at the same time," says Bjarne Worsøe.

"When the filter competence group, which I belong to, was asked to develop a new filter for the **Assura** range in a very short time, we could do brain storming, concept development, product tests and contacts with the patent agent in parallel runs. Within 30 days we had completed the new filter concept. That would quite simply have been impossible in our old setting," stresses Bjarne Worsøe.

into the correlation between enablers and results, which drive the company forward. We therefore refer to this report as our 'intellectual capital accounts'.

These subjects are included in the stakeholder report from page 59. The report has four main sections, one for each key stakeholder group: Customers, Employees, Society and Shareholders. The report describes the company's strategy and how management sets objectives and follows up on enablers and results. Coloplast presents value creation for stake-

Environmental affairs

Coloplast's manufacturing sites need to comply with a number of regulatory requirements, including environmental approval and green accounts. Management has established an environmental management system complying with the ISO 14001 standard for prevention and reduction of environmental impacts. Coloplast's Danish sites have complied with the requirements for environmental certification since 1997, and by now environmental decided to comply with the same requirements regarding the environment and safety and health at work, no matter where manufacturing operations are located and to have all systems certified as an on-going process. In the section of our stakeholder report dealing with society, from page 64, the company's contributions to a sustainable development and the UN's Global Compact, including environmental affairs, are described.

Corporate governance at Coloplast is described in the following sections.

Corporate governance at Coloplast

Ownership

Coloplast has been in business for 46 years and our performance reflects a consistently sound financial development. When the company was listed on the Copenhagen Stock Exchange in 1983, the share capital was divided into two classes of shares: B shares, entitling their holder to one vote per share and registered in the name of the holder; and A shares carrying 10 votes each which were not registered.

In management's opinion, this ownership structure has helped secure the basis for our consistent strategy of setting ambitious, long-term financial objectives. By achieving these objectives, the company adds to the value created for shareholders, customers and employees alike.

Relations with our stakeholders

Coloplast's Mission and Values, which were updated in 2002, are available to the public and include the company's business concept and values. In its annual report, Coloplast reports on its strategies and objectives, its financial affairs and specifically about the company's relations with the key stakeholders. The company will endeavour to continue its open and active dialogue with the stakeholders and will use the potential of modern information technology to improve the flow of communication.

Coloplast's communication policy is available to the general public, and we communicate regularly with investors and other stakeholders, eg when publishing quarterly financial statements. Coloplast's corporate website offers financial and general information.

Board of Directors

The Board lays down basic business concepts and values as well as our overall objectives and strategies. The Board also performs general management controls and assesses Group Management's efforts on an on-going basis.

The Board members meet at least five times per year, either at the company's headquarters or in sales subsidiaries or manufacturing sites in Denmark or abroad. All important decisions are made by the

relating to Group Management and the auditors appointed by the Annual General Meeting, eg Group Management's terms of employment and the independence of the auditors.

The Board's business procedures are reviewed once a year and adjusted as required. Guidelines have been worked out for Group Management's reporting to the Board as well as communication between the two bodies.

The Board's competences have been documented and, when new members are recruited, serve to determine which candidates offer the best addition to the overall competence profile of the Board in light of the company's situation, strategy and needs.

Board members are subject to reelection each year at the Annual General Meeting.

The Board makes regular self evaluations and, in a similar process, the Board evaluates Group Management's work and the cooperation between the two bodies.

Remuneration to the Board is a fixed, annual fee, approved by the Annual General Meeting. Board members are not covered by bonus or other incentive schemes. Group Management and executives of the company have been offered share options under an evolving incentive programme, where the exercise price is higher than the market price at the time of allocation. Information about movements in the share option portfolio is published quarterly for employee groups.

Each year, the company executes a systematic planning process, an important element of this process being a Board strategy meeting to discuss the company's long-term plans.

Future outlook

The positive trend in revenue seen in 2002/03 is expected to continue in 2003/04. If exchange rates remain at their 2002/03 level, we expect a revenue increase for 2003/04 of around 11%.

As in the past, our possibilities for achieving 11% growth will depend, among other factors, on market developments in the key markets. The market for medical

Coloplast must continue to win market shares to meet expectations.

We continue, on an on-going basis, to implement activities to improve our profit margin. These activities include the establishment of manufacturing operations in Hungary, measures to make our administrative functions in Denmark, Germany and the USA more effective and, activities to improve efficiency everywhere in the organisation. Home care activities, which by now account for a significant share of total Group sales, are achieving a lower profit margin than the Group's average, affecting the overall profit margin. In addition, the current market conditions for our breast care business in the USA and the current exchange rates for eg USD and GBP have a negative impact on the profit margin.

The total effect for 2003/04 of these factors is expected to result in a profit margin at the 2002/03 level, ie of the order of 16%. In 2003/04 we expect gross investments in tangible assets (buildings, plant and equipment) to be at the level of DKK 450m. We expect the tax rate for 2003/04 to be around 33%. Coloplast's long-term objectives for organic growth for the existing business areas are, as announced in August, to achieve a revenue of DKK 9bn in 2008 and a profit margin of 18%.

Heavy fluctuations in key currencies, significant changes in the health care sector or major changes in the world economy may affect the company's possibilities of achieving its long-term objectives and for meeting expectations.

Annual General Meeting

Coloplast's Annual General Meeting will be held Tuesday, 16 December 2003 at 4 pm in the company's conference facilities situated at 3 Holtedam, Humlebæk, Denmark.

The Board of Directors will propose to the Annual General Meeting that dividends are paid at DKK 5.00 per share of DKK 10 (2001/02: DKK 4.35 per share of DKK 10).

The Board proposes that Ingrid Wiik, President and CEO, Alpharma Inc., be elected to sit on the Board and that the remaining members of the Board be re-elected.

Ownership and share interests

Ownership

The Danish Companies Act, section 28 (a) and (b), requires shareholders owning more than 5% of the share capital or voting rights of a company to be known to the public. According to the records, five shareholders are covered by this section. They are Mrs J. Louis-Hansen of Randers, Mr N.P. Louis-Hansen of Vedbæk, The Foundation of Aage and Johanne Louis-Hansen of Nivå, ATP (Labour Market Supplementary Pension) of Hillerød, and Fidelity Investments, Boston.

The number of shareholders increased from 10,572 to 11,676. Over the year there were only minor changes in ownership structure. According to the articles of association of the company, shares must be registered in the name of the holder to carry voting rights. 98.1% of all shares are registered in the names of their holders. At 30 September 2003 the volume of shares owned by foreign institutional investors is estimated at approx. 30%, as most of the shareholders categorised under "Other shareholders" are foreign shareholders.

During 2002/03 Coloplast purchased 18,850 own B shares, and the company's holding of own shares is 2.2% of the B share capital. The shares are included in the company's holdings of marketable securities and will be used mainly to cover the share option programme.

Ownership of Coloplast shares

	A shares 1000 units	B shares 1000 units	Ownership %	Voting rights %
Holders of A shares	1,800	8,837	44.3	66.8
ATP, SP, AES		1,386	5.8	3.4
Other Danish instit. investors		3,700	15.4	9.2
Foreign instit. investors		6,028	25.1	15.0
Coloplast A/S*		518	2.2	-
Other shareholders		1,270	5.3	3.2
Non-registered shareholders*		461	1.9	-
Total	1,800	22,200	100.0	97.6

*No voting rights

Share interests

No. of persons in brackets	A shares	B shares
Executives (58)		19,570
Board of Directors (9)	1,228,500	845,321
Group Management (4)		9,554
Total	1,228,500	874,445

Management assignments

Members of the Board of Directors and Group Management of Coloplast A/S have indicated their management responsibilities with other Danish companies (except 100% owned subsidiaries) at 18 November 2003 as follows:

(C) Chairman of the Board
(DC) Deputy Chairman of the Board
(BM) Member of the Board
(CM) Member of Governing Council
(CD) Council Deputy

BOARD OF DIRECTORS

Chairman
Palle Marcus (66)
Director
BCom
8 years on the Board
Novo A/S (C)
Novo Nordisk Foundation (C)
EA/S Knud Højgaards
Hus (BM)
Knud Højgaards Fond (BM)
Danske Bank A/S (CM)

Deputy Chairman
Niels Peter Louis-Hansen (56)
BCom
36 years on the Board
The Foundation of Aage and
Johanne Louis-Hansen (C)

Erik Andersen (43)
Director, Operations
BSc, BCom
1 year on the Board
Elected by the employees

Helle Bechgaard (58)
Director
PhD (Pharm)
13 years on the Board
Radiometer A/S (BM)
Eksport Kredit Fonden (BM)
Eksport Kredit Financiering A/S
(BM)
Danmarks Nationalbanks
Repræsentantskab (CD)

Per Magid (60)
Attorney
19 years on the Board
Højgaard Holding a/s (C)
EA/S Knud Højgaards
Hus (BM)

Kurt Anker Nielsen (58)
Director
MCom
6 years on the Board
Novo Nordisk A/S (DC)
Novozymes A/S (DC)
Collstrops Mindelegat (BM)
DakoCytomation A/S (BM)
Novo A/S (BM)
ZymoGenetics, Inc., USA (BM)
TDC A/S (BM)

Torsten Erik Rasmussen (59)
CEO, Morgan Management ApS
MBA
11 years on the Board
Amadeus Invest A/S (C)
Bekaert Handling
Group A/S (C)
Best Buy Group A/S (C)
Uni-Chains A/S (C)
A/S Det Østasiatiske
Kompagni (DC)
Bang & Olufsen A/S (DC)
JAI A/S (DC)
TK Development A/S (DC)
Ashur International A/S (BM)
Bison A/S (BM)
ECCO Sko A/S (BM)
Louis Poulsen Holding A/S (BM)
NatImmune (BM)
Scandinavian International
Management Institute (SIMI)
Fonden (BM)
Vestas Wind Systems A/S (BM)
Vola A/S (BM)

Lise Schachtschabel (39)
Production worker
1 year on the Board
Elected by the employees

Knud Øllgaard (42)
Electrician
13 years on the Board
Elected by the employees

GROUP MANAGEMENT

Sten Scheibye (52)
Chief executive
PhD, BCom
Danske Bank A/S (BM)
Novo Nordisk A/S (BM)

Carsten Lønfeldt (56)
Group director
MCom
NESA A/S (BM)
Nykredit Invest (BM)
Polaris Management A/S (BM)
Member of Governing Council
of Nykredit (CM)

Lars Rasmussen (44)
Group director
BSc (Eng), E*MBA
Bie & Berntsen A/S (BM)
LM Glasfiber A/S (BM)

Maxwell S. Stringer (64)
Group director

Overview of Group companies

	REGISTERED OFFICE	% OWNED
PARENT COMPANY		
Coloplast A/S	Denmark	
SUBSIDIARIES, SALES AND/OR PRODUCTION		
Coloplast de Argentina S.A.	Argentina	100
Coloplast Pty. Ltd.	Australia	100
Coloplast Ges.m.b.H.	Austria	100
Coloplast Belgium NV/SA	Belgium	100
Coloplast do Brasil Ltda.	Brazil	100
Coloplast Canada Corporation	Canada	100
Coloplast (China) Ltd.	China	100
Coloplast (Hong Kong) Ltd.	China	100
Coloplast de Costa Rica, S.A.	Costa Rica	100
Coloplast Danmark A/S	Denmark	100
Coloplast S.A.	France	100
Coloplast GmbH	Germany	100
Coloplast Beteiligungs GmbH	Germany	100
Coloplast Zweite Beteiligungs GmbH	Germany	100
AMOENA Medizin-Orthopädie-Technik GmbH	Germany	100
Home SUPPLY + CARE Beteiligungs GmbH	Germany	100
Home SUPPLY + Care Beteiligungs GmbH & Co	Germany	100
Coloplast Ltd.	Great Britain	100
Coloplast Direct Ltd.	Great Britain	100
Coloplast B.V.	Holland	100
Zhuhai Investments B.V.	Holland	100
Coloplast Hungary Kft.	Hungary	100
Coloplast S.p.A.	Italy	100
Coloplast K.K.	Japan	100
Coloplast Norge AS	Norway	100
Coloplast Sp. zo.o.	Poland	100
Coloplast Productos Médicos S.A.	Spain	100
Coloplast AB	Sweden	100
Coloplast AG	Switzerland	100
Coloplast Corp.	USA	100
Sterling Medical Services	USA	100

	REGISTERED OFFICE	% OWNED
ASSOCIATED COMPANIES		
4C Health Limited	Scotland	40
OTHER COMPANIES		
Coloplast Ejendomsaktieselskab	Denmark	100
Coloplast Ejendomsaktieselskab II	Denmark	100
Coloplast Ejendomsaktieselskab III	Denmark	100
Coloplast Ejendomsaktieselskab IV	Denmark	100
Coloplast Ejendomsaktieselskab V	Denmark	100
Co-Inject ApS	Denmark	100
AMOENA SUBSIDIARIES		
Amoena Medizin-Orthopädie-Technik Verwaltungs GmbH	Germany	100
Amoena (UK) Ltd.	Great Britain	100
Amoena France S.A.	France	100
Amoena Scandinavia AB	Sweden	100
Amoena spol.s.r.o.	The Czech Republic	50
Amoena Kft.	Hungary	50
Amoena Portugal Lda.	Portugal	50
HSC SUBSIDIARIES		
7. HSC Beteiligungs GmbH	Germany	100
Almed GmbH	Germany	70
Blumed GmbH	Germany	70
Cosamed GmbH	Germany	100
Hansemed GmbH	Germany	70
Karmed GmbH	Germany	76
Keimed GmbH	Germany	67
Kurmed GmbH	Germany	70
Limed GmbH	Germany	100
Nobaymed GmbH	Germany	70
Reimed GmbH	Germany	70
Rodamed GmbH	Germany	70
Rumed GmbH	Germany	100
Sermed GmbH	Germany	70
Somed GmbH	Germany	94.6
Spreemed GmbH	Germany	100
Stomed GmbH	Germany	75
Thomed GmbH	Germany	100
Thomed GmbH II	Germany	30
Tinmed GmbH	Germany	70



IT TAKES COURAGE TO BE INNOVATIVE

In October 2002 Coloplast's Ostomy Products Division carried through an innovation audit, which will impact business planning in the years to come. The audit was conducted in cooperation with Professor John Bessant from Cranfield University and Dave Francis from Brighton University, Great Britain, who had trained six internal auditors. 64 people from various functional areas were interviewed.

"Product development requires closeness to the customers," says John Bessant, adding, "The battle is half won if the company understands and recognises the customers' needs. I was impressed by the way Coloplast has worked closely with nurses in the development of their new products."

Structured idea generation

From his own research John Bessant knows that it may be difficult to strike a reasonable balance between, on the one hand, creativity and opportunities and, on the other, manpower time and budget management. Coloplast seems to have found a solution in its product development model, which goes through five steps, each including a stop/go gate.

"It's a pleasure to see a company confident enough in its innovation to want to challenge and question it," says Professor Bessant from Cranfield University, Great Britain, who does research into the innovative powers of business enterprises.

Consolidated annual accounts

Management's statement on the annual report

The Board of Directors and the Group Management have today considered and adopted the annual report of Coloplast A/S for the financial year 2002/03.

The annual report was prepared in accordance with the Danish Financial Statements Act, Danish accounting standards and the general requirements made by the Copenhagen Stock Exchange on the financial reporting of listed companies.

We consider the accounting policies applied appropriate, and in our opinion the annual report gives a true and fair view of the assets, liabilities, financial position, and results of operations and cash flows of the Group and the parent company.

The additional report on intellectual capital management of Coloplast A/S gives a true and fair view within the framework of generally accepted guidelines.

We recommend that the annual report be adopted at the Annual General Meeting.

Humlebæk, 18 November 2003

Group Management

Sten Scheibye
Chief executive

Carsten Lønfeldt
Group director

Lars Rasmussen
Group director

Maxwell S. Stringer
Group director

Board of Directors

Palle Marcus
Director (Chairman)

Niels Peter Louis-Hansen
BCom (Deputy Chairman)

Erik Andersen
Director, Operations

Helle Bechgaard
Director

Per Magid
Attorney

Kurt Anker Nielsen
Director

Torsten Erik Rasmussen
CEO

Lise Schachtschabel
Production worker

Knud Øllgaard
Electrician

Auditors' report – to the shareholders of Coloplast A/S

We have audited the Annual Report of Coloplast A/S for the financial year 2002/03, pages 1-58.

The Annual Report is the responsibility of Company Management. Our responsibility is to express an opinion on the Annual Report based on our audit.

Basis of Opinion

We conducted our audit in accordance with Danish and International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies applied and significant

entation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the financial position at 30 September 2003 of the Group and the Parent Company and of the results of the Group and Parent Company operations and the Group cash flows for the financial year 2002/03 in accordance with the Danish Financial Statements Act, Danish Accounting Standards, and the requirements on presentation of annual reports of the Copenhagen Stock Exchange.

Copenhagen, 18 November 2003

PricewaterhouseCoopers

Morten Iversen
State Authorised, Public Accountant

Revisionsfirmaet Helge Bom A/S

Claus Ørbech
State Authorised, Public Accountant

Accounting policies applied

ACCOUNTING BASIS, ACCOUNTING POLICY CHANGES

The annual report for 2002/03 has been prepared in accordance with the provisions of the Danish Financial Statements Act, 2001 applying to a class D company and with the requirements imposed by the Copenhagen Stock Exchange on the presentation of the accounts of listed companies.

As a consequence, and in accordance with Information to the Copenhagen Stock Exchange nos 2/2003 and 3/2003, our accounting policies have been changed as follows:

Consolidation

Excess value/goodwill relating to acquisition of Group enterprises is recognised in the balance sheet of the acquired enterprise. Excess value/ goodwill relating to associated companies is recognised in the balance sheet of the acquiring company. This change relates solely to acquisitions of business made after 1.10.2002.

For entries prior to that date, excess value/ goodwill has been written directly to equity in the year of acquisition.

Intangible assets

All costs related to development activities are recognised as intangible assets, if the conditions for capitalising development costs are complied with. If this is not the case, development costs are recognised in the income statement concurrently with being defrayed.

Previously, development costs were recognised in the income statement concurrently with being defrayed.

Property, plant and equipment

Assets held under finance leases are measured in the balance sheet at the time of acquisition at the fair value or at the present value of future payments under the lease at the time of acquisition, if lower. The capitalised remaining liability under the lease is recognised in the balance sheet as a liability, and the share of the payments under a lease representing interest is recognised in the income statement. Assets held under finance leases are written off in line with other property, plant and equipment of the Group.

Previously, all payments under a lease were recognised in the income statement as incurred.

Investments

Receivables held to expiry are measured at cost on acquisition and subsequently amortised at cost or a lower value, depending on an individual assessment of the risk of losses being incurred. Receivables not held to expiry are measured at cost on acquisition, subsequently at fair value.

Previously, receivables were measured at cost or a lower value on acquisition, depending on an individual assessment of the risk of losses being incurred.

Inventories

Inventories are measured at the lower of cost and net realisable value. The cost is calculated according to the FIFO principle. The cost of finished goods and goods in progress includes raw materials, direct labour costs, other direct costs and relevant indirect cost of sales. Previously, the indirect cost of sales was not included in the cost of inventories.

Dividend

Proposed dividend is recognised as a liability at the time of being adopted by the Annual General Meeting. Previously, proposed dividend was recognised under short-term liabilities.

Provision for pensions and similar liabilities

For defined benefit plans, where the Group is obliged to pay a predefined pension on retirement, the actuarially calculated current value less the fair value of any assets accompanying the plan is recognised in the balance sheet under provisions for pensions and similar liabilities.

Actuarially calculated gains and losses will, in future, be recognised and amortised in the income statement over the remaining number of years that the respective employees are expected to work for the Group.

Debt

Liabilities are recognised when incurred at the amount of the proceeds received after deduction of costs incurred and subsequently recognised at amortised cost. Previously, liabilities were recognised at nominal value.

Derivative financial instruments

Derivative financial instruments are recognised initially in the balance sheet at cost under accruals or prepayments and adjusted to fair value on a regular basis.

Previously, the fair value of forward exchange contracts signed to hedge future transactions was not recognised in the balance sheet, but stated in a note.

FINANCIAL EFFECT ON 2001/02 AND 2002/03 OF CHANGE IN ACCOUNTING POLICIES APPLIED

mDKK	2001/02	2002/03
Group profit before tax, previous accounting policies	**1,238**	**851**
Intangible assets, goodwill	0	-1
Inventories, indirect cost of sales	18	32
Provisions for pensions, etc.	-24	-4
Group profit before tax, new accounting policies	1,232	878
Reclassification of tax on share of profit in associates	4	0
Group profit before tax, new accounting policies and reclassification	**1,236**	**878**
Group equity, previous accounting policies	**1,392**	**1,666**
Intangible assets, goodwill		147
Inventories, indirect cost of sales, after tax effect	116	137
Dividend	102	117
Provisions for pensions, etc., after tax effect	-38	-41
Derivative financial instruments, after tax effect	-2	-30
Group equity, new accounting policies	1,570	1,996
Reclassification of negative minority interests	-8	0
Group equity, new accounting policies and reclassification	**1,562**	**1,996**

Reclassification

From 2002/03 the income statement is organised by function where, previously, it was organised by nature. This change has been implemented to ease comparison with other companies. The change itself has no consequences for the calculation of key ratios.

In the past, the profit from associates was included in operating profit. From 2002/03, profit from associates is recognised along with financial items in profit before tax.

Restatement of figures for comparison

Full restatement of figures for comparison has been made with these exceptions:

We have applied the transition rule allowed under Accounting Guideline no. 18. As a result, no restatement of figures for comparison purposes has been made for goodwill originating from the acquisition of business.

For segment information we have not stated figures for comparison, as the information needed to do so is not available.

Besides, no changes have been made to figures for comparison relating to derivative financial instruments, as the effects are deemed to be insignificant.

Changes in estimates

Property, plant and equipment costing less than DKK 50,000 is charged to expenses in the year of acquisition. Previously, the limit was DKK 20,000. The change implies a reduction of profit for the financial year 2002/03 of tDKK 12,067.

GENERAL

The annual report has been prepared on the basis of the historical cost principle. Subsequently, assets and liabilities are measured as described under the individual items.

Assets are recognised on the balance sheet date if it is probable that future economic benefits will flow to the Group and the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet on the balance sheet date if it is probable that future economic benefits will flow from the Group and the value of the liability can be measured reliably.

On recognition and measurement account is taken of any gains and losses that arise before the preparation of the annual report and which prove or disprove matters existing on the balance sheet date.

Danish kroner and Euro

The Group's functional currency is DKK. DKK has therefore been used as a measurement and presentation currency in the preparation of the financial statements. Currencies other than DKK are

As a service to the readers, Group figures have been converted into EUR. The conversion rate used is the rate of exchange quoted on 30 September 2003, which was 742.56 (or the rate quoted on 30 September 2002, which was 742.74).

CONSOLIDATION

The consolidated financial statements comprise Coloplast A/S (the parent) and the companies in which the Group holds more than 50% of the voting rights or otherwise has control (Group enterprises).

The consolidated financial statements are prepared by aggregating the parent's and the individual subsidiaries' audited financial statements, prepared in accordance with the Group's accounting policies. All intercompany transactions, balances, dividends as well as unrealised gains and losses on transactions between the consolidated companies are eliminated.

Companies which are not subsidiaries but in which the Coloplast Group holds at least 20% of the voting rights or otherwise has significant influence are regarded as associates. The Group's proportionate share of unrealised gains and losses on transactions between the Coloplast Group and the associates are eliminated.

Newly acquired and sold companies are included in the consolidation in the period in which the Coloplast Group has control of the subsidiary. Comparative figures are not restated for companies newly acquired or sold.

Purchases of new companies are accounted for using the purchase method of accounting, according to which the assets and liabilities of the newly acquired companies are measured at fair value at the time of acquisition. Provision is made for liabilities relating to any restructurings decided in the acquiree in connection with the purchase. Account is taken of the tax effect.

The excess value/goodwill on the purchase of a new company is calculated as the difference between the cost of the acquiree and the fair value of the consolidated companies' proportionate share of the net assets in the acquired subsidiary or associate at the time of acquisition.

In those cases where the fair value of assets or liabilities acquired subsequently turns out to be different from the values calculated at the time of acquisition, the excess value/goodwill will be adjusted up to the end of the financial year following the year of purchase.

Goodwill arising in connection with the acquisition of a subsidiary or an associate is recognised in the balance sheet under intangible assets in the consolidated financial statements and amortised over periods of up to 20 years based on an individual evaluation. Goodwill arising in connection with purchases of equity investments before 1 October 2002 has been written

TRANSLATION OF FOREIGN CURRENCIES

Transactions denominated in foreign currencies are translated into DKK at the rates at the transaction date. For practical reasons, the average exchange rate for the period is used to express the rate at the transaction date.

Monetary items denominated in foreign currencies are translated into DKK at the exchange rates at the balance sheet date. Exchange adjustments arising as the difference between the exchange rates at the balance sheet date and the exchange rates at the transaction date of monetary items are recognised in the income statement as a financial item.

Purchases of fixed assets denominated in foreign currencies are translated into DKK at the transaction date.

The income statements of foreign independent subsidiaries are translated at the average exchange rates for the period and the balance sheets are translated at the exchange rates at the balance sheet date. Foreign exchange adjustments arising in that connection are taken directly to equity.

Foreign exchange adjustments which in reality represent an addition to or a deduction from the subsidiary's equity are recognised in equity.

Foreign exchange adjustments of debt denominated in foreign currencies which hedge the net investment in a foreign subsidiary are recognised in equity.

On realisation of a net investment in a foreign subsidiary, exchange adjustments of the net investment and the hedging of the net investments, which have been taken to equity, are transferred to the income statement as part of the gain on realisation.

PUBLIC GRANTS

Public grants comprise grants for research, development and other investments.

Grants for investments are recognised as deferred income, which subsequently is recognised as income as the investment is amortised or depreciated and written down. Other grants are recognised as income in the income statement so that they correspond to the costs for which they compensate.

PENSIONS AND SIMILAR PLANS

In defined contribution plans the Group makes regular payments of fixed contributions to independent pension funds and insurance companies. The Group is under no obligation to pay additional contributions.

Periodical payments to defined contribution plans are recognised in the income statement.

In defined benefit plans the Group is under an obligation to pay an agreed benefit on retirement. The actuarially computed present value less the fair value of any plan assets is recognised in the similar liabilities or pension assets in the balance sheet, and any changes in these are recognised in the income statement.

Minor changes in actuarial gains and losses which do not exceed 10% of the present value of the pension liabilities are not recognised in the financial statements. Changes representing more than 10% of the present value of the pension liabilities, are recognised over the expected average remaining working period of the employees.

SHARE-BASED REMUNERATION

Group Management and executives have been granted share options.

The option scheme is hedged through the holding of own shares, and expenses related to option based incentive programmes are therefore taken directly to equity in accordance with the accounting policy for own shares.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are recognised in the balance sheet under accruals or prepayments and are adjusted continuously to fair value.

Adjustments of derivative financial instruments used to hedge expected future transactions, mainly sales and purchases of goods, are taken to reserve for fair value under equity. The reserve is recognised in the income statement on realisation of the hedged transactions.

Adjustments of the fair value of other derivative financial instruments are included in financial items in the income statement as the changes arise.

If a derivative financial instrument used to hedge expected future transactions expires, is sold or no longer meets the criteria for hedging, any reserve for fair value accumulated under equity will remain part of equity, until the hedged transaction is concluded. If the transaction is no longer expected to be concluded, any reserve for fair value accumulated under equity will be transferred to the income statement.

INCOME STATEMENT

Revenue

Revenue comprises sales of goods and services which are recognised in the income statement in the year in which delivery and invoicing of the sales or services take place.

Cost of sales

Cost of sales comprises the cost of goods and services sold during the year. Moreover, cost of sales includes the cost of quality control of goods sold and any writedown to net realisable value or impairment losses on unsaleable goods.

Distribution costs

Distribution costs comprise costs relating to the distribution and sales of the Group's goods and services, salaries of sales staff, advertising and exhibition expenses, amortisation and depreciation as well as other indirect costs.

Administrative expenses

Administrative expenses comprise expenses relating to administrative staff and management, including office expenses, salaries and amortisation and depreciation.

Research and development costs

Research and development costs comprise costs relating to the Group's research and development activities, including clinical studies, registration and maintenance of patents, amortisation and depreciation, and labour costs which are directly or indirectly attributable to the Group's research and development activities.

Research costs are recognised in the income statement as incurred.

Costs incurred in respect of development activities are recognised as intangible assets if the criteria for capitalising development costs are found to be met. The amortisation of such development projects is included in research and development costs. However, most of the Group's development costs are recognised as an expense in the year in which they are incurred, having been spent on the continuous maintenance of earnings.

Other operating income

Other operating income comprises income of a secondary nature in relation to the Group's activities, including gains on the sale of intangible assets and property, plant and equipment.

Other operating expenses

Other operating expenses comprise expenses of a secondary nature in relation to the Group's activities, including losses on sales of intangible assets and property, plant and equipment.

Amortisation and impairment losses on goodwill

Amortisation of goodwill comprises the year's amortisation of goodwill and any impairment losses on goodwill.

Separate items

This item includes significant non-recurring amounts which are not directly attributable to normal operations, including certain major divestment gains and losses.

Income from investments in subsidiaries and associates

The parent's income statement includes a share of the income from subsidiaries and associates less unrealised intercompany profits. The share of the tax calculated for the companies concerned is recognised under tax on the profit or loss for the year.

Financial income and expenses

Financial income and expenses are mainly interest, financial costs relating to finance leases, realised and unrealised foreign exchange adjustments, value adjustments of marketable securities and dividend received on shares recognised under marketable securities.

Tax

Coloplast A/S is jointly taxed with certain wholly owned Danish and foreign subsidiaries. The net tax on the joint taxation income is reported in the parent. The jointly taxed Danish companies are covered by the provisional tax scheme.

Current tax on the net profit or loss for the year is recognised as an expense in the income statement together with any change in the provision for deferred tax. Tax on equity movements is taken directly to equity.

Full provision is made for deferred tax on the basis of all temporary differences in accordance with the balance sheet liability method. The differences arise between the tax base of assets and liabilities and their carrying amounts.

No provision is made for the tax that would arise from the sale of investments in subsidiaries if the investments are not expected to be disposed of within a short period.

Deferred tax is measured on the basis of the tax rates that are applicable or are expected to be applicable at the balance sheet date.

Deferred tax assets are recognised to the extent it is probable that a future positive taxable income will arise against which the temporary differences can be offset. Deferred tax assets are measured at the expected net realisable value.

Minority interests

Minority interests comprise minority shareholders' share of profit or loss for the year.

BALANCE SHEET

Intangible assets

Intangible assets are measured at cost less accumulated amortisation and impairment losses.

Amortisation is made on a straight line basis over the expected lives of the assets, which are:

Goodwill	up to 20 years
Development projects	3-5 years
Software	3-5 years
Acquired patents, licences, trademarks and other rights	3-20 years

The amortisation period is determined on the basis of management's experience, reflecting, in the opinion of management, the best estimate of the expected economic lives of the assets.

Only in those cases where the actual life of an intangible asset, eg a patent, exceeds 5 years, the economic life and hence the period of amortisation will exceed 5 years.

Gains or losses on the disposal of intangible assets are measured as the difference between the selling price reduced by selling expenses and the carrying amount at the time of sale and are included in the income statement under other operating income or operating expenses, respectively.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes the cost of acquisition and expenses directly attributable to the acquisition until the asset is ready for use. In the case of assets manufactured by the company cost includes materials, components, subsupplier services, direct labour and indirect costs of sales. Borrowing costs are not included as part of cost.

Assets held under a finance lease are measured in the balance sheet at the fair value or present value of future lease payments at the time of acquisition, if lower. The remaining lease obligation is capitalised and recognised in the balance sheet as a debt, and the interest element of the lease payment is recognised as an expense in the income statement. Assets held under a finance lease are depreciated like the Group's other property, plant and equipment.

Property, plant and equipment at a cost not exceeding DKK 50,000 as well as minor rebuilding and improvement expenses which are not found to produce a permanent increase in the value of the assets are recognised as an expense in the income statement in the year in which they are incurred.

Depreciation is provided over the expected useful lives of the assets. The expected useful lives are:

Buildings	25 years
Building installations	10 years
Plant and machinery	5-10 years
Other fixtures and fittings, tools and equipment	5-7 years

Gains and losses on the sale or scrapping of property, plant and equipment are recognised in the income statement as other operating income and other operating expenses, respectively.

Investments

Investments in subsidiaries and associates are measured in the parent's financial statements at its proportionate share of the equity of subsidiaries and associates (the equity method), which is reduced by unrealised intercompany gains.

If the equity of a subsidiary is negative, and if the parent guarantees the liabilities of the subsidiary, a maximum amount equal to the negative equity is reserved from any receivable from the subsidiary according to individual assessment of the impairment. If the negative equity exceeds the receivable, the balance of the amount will be recognised under provisions.

Other equity investments and securities, mainly comprising unlisted equity investments and the like, are measured at cost and subsequently at fair value at the time of acquisition. Equity investments, for which no reliable fair value can be found, are measured at cost. Any writedown is made based on an individual evaluation of the expected cash flow from each investment.

Receivables held until expiry are measured at amortised cost or a lower value based on an individual evaluation of the risk of loss. Receivables which are not held until expiry are measured at fair value.

Impairment losses

The carrying amount of intangible assets and property, plant and equipment as well as investments measured at cost or amortised cost are measured if there is any indication of a diminution in value. If a writedown is needed, the carrying amount is written down to the higher of the net realisable value and the present value of the future cash flow in the case of continuing use.

Impairment losses are recognised as an expense in the same item as the associated amortisation or depreciation.

Inventories

Inventories are measured at the lower of cost and net realisable value. Cost is determined using the FIFO principle. The cost of finished goods and work in progress includes raw materials, direct labour, other direct costs and indirect costs of sales incurred. Borrowing costs are not recognised. Net realisable value is the expected selling price less the cost of completion and selling expenses.

Receivables

Receivables are mainly trade receivables and – in the case of the parent – short-term receivables from subsidiaries.

Receivables are recognised at the original invoice amount less impairment losses to counter the risks of loss calculated on the basis of an individual evaluation.

Marketable securities

Securities which are recognised as a current asset mainly comprise listed bonds and are measured at fair value.

Equity

Dividend for the financial year is recognised in the balance sheet as a liability at the time a dividend resolution is adopted by the Annual General Meeting. Dividend proposed to be paid for the financial year is included in equity and disclosed in a note on equity.

The purchase and selling price of as well as dividends on own shares are deducted or added, respectively, direct to equity.

Other provisions

Provisions are recognised when the Group has a legal or constructive obligation that arises from past events and it is probable that an outflow of the Group's financial resources will be required to settle the obligation.

The Group accounts include a provision to replace products covered by a guarantee at the balance sheet date. This provision is calculated based on previous experience.

Short- and long-term liabilities

Debt is recognised when raised at the proceeds received less expenses paid and subsequently at amortised cost.

CASH FLOW STATEMENT

The consolidated cash flow statement, which is presented according to the indirect method, shows the Group's cash flows from operating, investing and financing activities as well as the Group's liquid reserves at the beginning and the end of the year. Liquid reserves comprise cash, marketable securities and short-term utilised credit facilities.

Cash flows from operating activities are calculated as Coloplast's share of the Group's results, adjusted for non-cash operating items, working capital changes as well as income taxes paid.

Cash flows from investing activities comprise purchases and sales of tangible and financial assets as well as payments in connection with acquisitions and divestments of companies.

Cash flows from financing activities comprise finance from the company's shareholders and raising of loans, repayments on interest-bearing debt as well as payment of dividend.

SEGMENT INFORMATION

Information is given about business segments and geographical markets as primary and secondary segments, respectively. The segment information is given in accordance with the Group's accounting policies and internal financial reporting systems.

Income statement

1 October 2002 - 30 September 2003

		GROUP mDKK		GROUP mEUR		PARENT mDKK	
NOTE		2002/03	2001/02	2002/03	2001/02	2002/03	2001/02
1	Revenue	5,669	5,624	763	757	2,554	2,363
2,3	Cost of sales	-2,157	-2,211	-290	-298	-1,584	-1,509
	Gross profit	**3,512**	**3,413**	**473**	**459**	**970**	**854**
2,3	Distribution costs	-1,670	-1,615	-225	-217	-174	-162
2,3,4	Administrative expenses	-727	-751	-98	-101	-231	-212
2,3	Research and development costs	-168	-173	-23	-23	-141	-125
	Other operating income	38	74	5	10	26	39
2,3	Other operating expenses	-43	-21	-6	-3	-20	-1
	Operating profit before amortisation of goodwill	**942**	**927**	**126**	**125**	**430**	**393**
2	Amortisation of goodwill	-11	-9	-1	-1	0	0
	Operating profit	**931**	**918**	**125**	**124**	**430**	**393**
	Separate items	0	410	0	56	2	285
5	Income from investments in Group enterprises before tax					351	328
5	Income from investments in associates before tax	1	11	0	1	0	0
9	Financial income	256	126	35	17	232	165
10	Financial expenses	-310	-229	-41	-31	-191	-133
	Profit before tax	**878**	**1,236**	**119**	**167**	**824**	**1,038**
11	Tax on profit for the year	-297	-341	-40	-46	-263	-270
	Net profit for the year	**581**	**895**	**79**	**121**	**561**	**768**
12	Minority interests	-20	-127	-3	-17	0	0
	Coloplast's share of profit for the year	**561**	**768**	**76**	**104**	**561**	**768**
13	Earnings per share (EPS)						
	Profit distribution:						
	Allocated to reserves for net revaluation according to the equity method					60	85
	Retained earnings					381	579
	Proposed dividend for the year					120	104
	Total					**561**	**768**

The Board will propose to the Annual General Meeting that dividend for the year be paid out as follows: DKK 5.00 per share.

Balance sheet

At 30 September 2003

		GROUP mDKK		GROUP mEUR		PARENT mDKK	
NOTE		2002/03	2001/02	2002/03	2001/02	2002/03	2001/02
	ASSETS						
6	Acquired patents and trademarks	8	10	1	1	7	8
6	Goodwill	236	65	32	9	0	0
6	Software	68	46	9	6	66	43
6	Prepayment for intangible assets and intangible assets in progress	20	18	3	2	0	0
	Intangible assets	**332**	**139**	**45**	**18**	**73**	**51**
7	Land and buildings	1,017	928	137	125	158	173
7	Plant and machinery	319	330	43	44	264	270
7	Other fixtures and fittings, tools and equipment	223	177	30	24	98	86
7	Prepayments and property, plant and equipment in progress	292	150	39	20	219	97
	Property, plant and equipment	**1,851**	**1,585**	**249**	**213**	**739**	**626**
8	Investments in Group enterprises					541	237
8	Receivables from Group enterprises					368	412
8	Investments in associates	2	1	0	0	0	0
8	Other investments	0	0	0	0	0	0
14	Deferred tax asset	129	154	17	21	15	33
	Investments	**131**	**155**	**17**	**21**	**924**	**682**
	Fixed assets	**2,314**	**1,879**	**311**	**252**	**1,736**	**1,359**
15	**Inventories**	**883**	**728**	**119**	**98**	**442**	**354**
	Trade receivables	1,131	1,107	152	149	104	139
16	Receivables from Group enterprises					1,034	864
	Receivables from associates	7	5	1	1	0	0
	Other receivables	157	417	22	57	81	352
	Prepayments	38	32	5	4	10	5
28	**Receivables**	**1,333**	**1,561**	**180**	**211**	**1,229**	**1,360**
18	**Marketable securities**	**207**	**1**	**28**	**0**	**207**	**1**
34	**Cash and bank balances**	**623**	**320**	**84**	**43**	**467**	**138**
	Current assets	**3,046**	**2,610**	**411**	**352**	**2,345**	**1,853**
	Assets	**5,360**	**4,489**	**722**	**604**	**4,081**	**3,212**

Balance sheet

At 30 September 2003

		GROUP mDKK		GROUP mEUR		PARENT mDKK	
NOTE		2002/03	2001/02	2002/03	2001/02	2002/03	2001/02
	EQUITY AND LIABILITIES						
	Contributed capital	240	240	32	32	240	240
	Reserve for net revaluation according to the equity method					456	396
	Fair value reserve	-30	-1	-4	0	-30	2
	Proposed dividend for the year	117	102	16	14	117	102
	Retained earnings	1,669	1,221	224	164	1,213	822
20	**Equity**	**1,996**	**1,562**	**268**	**210**	**1,996**	**1,562**
12	**Minority interests**	**14**	**7**	**2**	**1**	**0**	**0**
19	Provision for pensions and similar liabilities	83	84	11	11	7	7
14	Provision for deferred tax	5	3	1	0	0	0
21	Other provisions	19	23	3	3	12	18
	Provisions	***107***	***110***	***15***	***14***	***19***	***25***
22	Mortgage debt	533	546	72	74	176	179
22	Other credit institutions	1,511	1,066	203	144	1,390	874
	Long-term liabilities	**2,044**	**1,612**	**275**	**218**	**1,566**	**1,053**
22	Mortgage debt	6	6	1	1	1	1
22	Other credit institutions	251	173	34	23	3	20
	Trade payables	349	375	47	50	172	203
	Payables to Group enterprises					40	76
23	Income tax	102	199	14	27	71	103
24	Other payables	438	419	59	56	171	153
	Deferred income	53	26	7	4	42	16
	Short-term liabilities	**1,199**	**1,198**	**162**	**161**	**500**	**572**
	Short-term and long-term liabilities	**3,243**	**2,810**	**437**	**379**	**2,066**	**1,625**
	Equity and liabilities	**5,360**	**4,489**	**722**	**604**	**4,081**	**3,212**

17 Financial instruments
25 Other liabilities
26 Contingent items
27 Transactions with related parties
29 Subsidies
30 Dividend per share
31 Events occurring after balance sheet date

Cash flow statement

1 October 2002 - 30 September 2003

NOTE		GROUP mDKK 2002/03	GROUP mDKK 2001/02	GROUP mEUR 2002/03	GROUP mEUR 2001/02
	Operating profit	931	918	125	124
32	Adjustment for non-liquid operating items	298	309	40	41
33	Changes in working capital	52	-70	7	-9
	Separate items	0	99	0	13
	Ingoing interest payments, etc.	257	116	35	16
	Outgoing interest payments, etc.	-265	-221	-36	-30
	Income tax paid	-362	-238	-49	-32
	Cash flow from operations	**911**	**913**	**122**	**123**
	Investments in intangible assets	-226	-51	-30	-7
	Investments in land and buildings	-175	-165	-24	-22
	Investments in plant and machinery	-261	-244	-35	-33
	Adjustment, tangible assets under construction	-142	-40	-19	-5
	Fixed assets sold	15	16	2	2
	Acquired business	6	-400	1	-54
	Dividend from associates	0	6	0	1
	Cash flow from investments	**-783**	**-878**	**-105**	**-118**
	Free cash flow	**128**	**35**	**17**	**5**
	Dividend to shareholders	-102	-85	-14	-12
	Dividend to minority shareholders	-11	-129	-1	-17
	Investments in own shares	-10	-25	-1	-3
	Financing from shareholders	**-123**	**-239**	**-16**	**-32**
	Financing through long-term borrowing	430	1,290	58	174
	Cash flow from financing	**307**	**1,051**	**42**	**142**
	Net cash flow for the year	**435**	**1,086**	**59**	**147**
	Liquid reserves at 1.10.2002	142	-883	19	-119
	Exchange-rate adjustments	-4	0	-1	0
	Adjustment, business acquired	0	-61	0	-9
	Cash flow for the year	435	1,086	59	147
34	**Liquid reserves at 30.9.2003**	**573**	**142**	**77**	**19**
35	Unutilised credit facilities	1,899	1,072	256	144
	Financial reserves at 30.9.2003	**2,472**	**1,214**	**333**	**163**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

Statement of changes in equity

PARENT mDKK	Contributed capital A shares	Contributed capital B shares	Reserve for equity value	Reserve for fair value	Proposed dividend	Retained earnings	Equity total
1.10.2001 - 30.9.2002							
Balance at 1.10.2001							
As reported in annual report	18	222	308	0	0	494	1,042
Effect of change in accounting policies			3		85	83	171
Restated balance at 1.10.2001	18	222	311	0	85	577	1,213
Profit for the year			85		104	579	768
Hedging of future cash flows incl. tax				2			2
Transferred negative minority interests						-8	-8
Own shares acquired						-32	-32
Own shares sold						7	7
Dividend from own shares					-2	2	0
Dividend paid out for 2000/01					-85		-85
Goodwill from acquired companies and rights						-276	-276
Change in opening values and other adjustments relating to subsidiaries						-27	-27
Balance at 30.9.2002	**18**	**222**	**396**	**2**	**102**	**822**	**1,562**
1.10.2002 - 30.9.2003							
Balance at 1.10.2002							
As reported in annual report	18	222	418	0	0	734	1,392
Transferred negative minority interests						-8	-8
Effect of change in accounting policies			-22	2	102	96	178
Restated value at 1.10.2002	18	222	396	2	102	822	1,562
Hedging against interest risks				-45			-45
Effect of hedging on deferred tax				12			12
Hedging against exchange-rate risks				2			2
Effect of hedging on deferred tax				-1			-1
Net gain/loss not recognised in income statement	0	0	0	-32	0	0	-32
Dividend paid out for 2001/02					-102		-102
Tax value of loss on employee shares						33	33
Transferred negative minority interests						8	8
Profit for the year			60		120	381	561
Own shares purchased						-18	-18
Own shares sold						8	8
Dividend on own shares					-3	3	0
Foreign currency translation adjustment relating to subsidiaries						-24	-24
Balance at 30.9.2003	**18**	**222**	**456**	**-30**	**117**	**1,213**	**1,996**

Note list

Notes

1. Segment information

Primary segment - business activities
Group, 2002/03

mDKK	Medical devices	Breast care	Total
Revenue, outside segment	**5,199**	**470**	**5,669**
Operating profit for segment	897	34	931
Share of profit in associates before tax	0	1	1
Profit from ordinary activities before interest	897	35	932
Net financial expenses			-54
Profit before tax			**878**
Tax on profit for the year			-297
Profit before minority interests			**581**
Minority interests			-20
Net profit for the year			**561**
Segment's assets	4,198	332	4,530
Investments in associates			0
Non-distributed assets			830
Assets, total			**5,360**
Segment's liabilities	910	56	966
Non-distributed liabilities			2,384
Liabilities, total			**3,350**
Fixed assets	2,139	175	2,314
Investment in fixed assets	756	47	803
Depreciation - property, plant and equipment	257	11	268
Depreciation - intangible assets	28	1	29

Secondary segment - geographical areas
Group, 2002/03

mDKK	Revenue	Fixed assets	Capital expenditure	Liabilities	Assets total
Europe	4,503	2,173	781	2,847	4,527
The Americas	834	132	20	329	638
Rest of the world	332	9	2	174	195
Total	**5,669**	**2,314**	**803**	**3,350**	**5,360**

Notes

	GROUP mDKK		PARENT mDKK	
	2002/03	2001/02	2002/03	2001/02
2. Depreciation and amortisation				
Specification for the year:				
Goodwill	11	9	0	0
Acquired patents and trademarks	2	2	1	1
Software	16	32	15	31
Land and buildings	62	52	17	6
Plant and machinery	137	131	113	115
Other fixtures and fittings, tools and equipment	69	56	29	28
Total	**297**	**282**	**175**	**181**
Depreciation and amortisation are allocated as follows:				
Cost of sales	188	197	139	156
Distribution costs	41	32	5	7
Administrative expenses	36	39	12	17
Research and development costs	3	5	1	1
Other operating expenses	18	0	18	0
Amortisation of goodwill	11	9	0	0
Total	**297**	**282**	**175**	**181**
3. Staff costs				
Salaries, wages and directors' fees	1,748	1,635	830	730
Severance pay	13	0	0	0
Pension costs - defined contribution plans (note 19)	77	79	59	47
Pension costs - defined benefit plans (note 19)	12	9	0	0
Other social security costs	165	141	14	12
Total	**2,015**	**1,864**	**903**	**789**
Staff costs are allocated as follows:				
Cost of sales	712	650	636	596
Distribution costs	860	795	61	55
Administrative expenses	361	379	141	122
Research and development costs	34	40	17	16
Other operating expenses	48	0	48	0
Total	**2,015**	**1,864**	**903**	**789**
Average number of employees, full time equivalents	5,774	4,859	2,598	2,442
Number of employees at 30.9.03, full time equivalents	6,032	5,515	2,621	2,470
Specification of selected staff costs:				
Remuneration, pension and pension contributions, Group Management			14	13
Directors' fees			3	2

For details about share options, please see note 20.

Notes

	GROUP mDKK		PARENT mDKK	
	2002/03	2001/02	2002/03	2001/02
4. Fees for auditors appointed by AGM				
Overall fees for PricewaterhouseCoopers	9	8	2	2
Overall fees for Helge Bom A/S	0	0	0	0
Total fee for other auditors	4	4	0	0
Of this, fees for auditing - PricewaterhouseCoopers	6	6	2	1
Of this, fees for auditing - Helge Bom A/S	0	0	0	0
Of this, fees for auditing - other auditors	1	1	0	0
5. Income from investments before tax				
Income from Group enterprises			366	423
Loss from Group enterprises			-15	-95
Total			**351**	**328**
Income from associates before tax	1	11	0	0
Dividend accrued from associates and Group enterprises	0	6	121	132

Notes

6. Intangible assets

GROUP, 2002/03 mDKK	Goodwill	Acquired patents and trademarks	Software	Intangible assets in progress	Total intangible assets
Total cost at 1.10.2002	99	19	93	18	229
Exchange-rate and other adjustments	0	0	-1	-3	-4
Additions through acquisition	6	0	0	0	6
Purchases and improvements during the year	176	0	38	5	219
Disposals during the year	0	0	0	0	0
Total cost at 30.9.2003	**281**	**19**	**130**	**20**	**450**
Total depreciation at 1.10.2002	34	9	47	0	90
Exchange-rate and other adjustments	0	0	-1	0	-1
Additions through acquisition	0	0	0	0	0
The year's depreciation	11	2	16	0	29
Depreciation of assets disposed of	0	0	0	0	0
Total depreciation at 30.9.2003	**45**	**11**	**62**	**0**	**118**
Recognised value at 30.9.2003	**236**	**8**	**68**	**20**	**332**
Recognised value at 30.9.2002	**65**	**10**	**46**	**18**	**139**

Notes

6. Intangible assets

PARENT, 2002/03 mDKK	Goodwill	Acquired patents and trademarks	Software	Intangible assets in progress	Total intangible assets
Total cost at 1.10.2002	0	13	85	0	98
Exchange-rate and other adjustments	0	0	0	0	0
Additions through acquisition	0	0	0	0	0
Purchases and improvements during the year	0	0	38	0	38
Disposals during the year	0	0	0	0	0
Total cost at 30.9.2003	**0**	**13**	**123**	**0**	**136**
Total depreciation at 1.10.2002	0	5	42	0	47
Exchange-rate and other adjustments	0	0	0	0	0
Additions through acquisition	0	0	0	0	0
The year's depreciation	0	1	15	0	16
Depreciation of assets disposed of	0	0	0	0	0
Total depreciation at 30.9.2003	**0**	**6**	**57**	**0**	**63**
Recognised value at 30.9.2003	**0**	**7**	**66**	**0**	**73**
Recognised value at 30.9.2002	**0**	**8**	**43**	**0**	**51**

Notes

7. Property, plant and equipment

GROUP, 2002/03 mDKK	Land and buildings	Production plant and machinery	Fixtures and fittings, tools and equipment	Property, plant and equipment in progress	Total property, plant and equipment
Total cost at 1.10.2002	1,253	1,250	489	150	3,142
Effect of change in accounting policies	0	0	6	0	6
Exchange-rate and other adjustments	-28	-22	-13	0	-63
Reclassification	32	91	25	-148	0
Additions through acquisition	0	0	0	0	0
Purchases and improvements during the year	143	51	94	290	578
Disposals, divested business	0	0	0	0	0
Disposals during the year	-3	-54	-54	0	-111
Total cost at 30.9.2003	**1,397**	**1,316**	**547**	**292**	**3,552**
Total depreciation at 1.10.2002	325	920	312	0	1,557
Effect of change in accounting policies	0	0	2	0	2
Exchange-rate and other adjustments	-5	-16	-9	0	-30
Reclassification	0	5	-5	0	0
Additions through acquisition	0	0	0	0	0
The year's depreciation	62	137	69	0	268
Depreciation of assets disposed of	-2	-49	-45	0	-96
Depreciation, divested business	0	0	0	0	0
Total depreciation at 30.9.2003	**380**	**997**	**324**	**0**	**1,701**
Recognised value at 30.9.2003	**1,017**	**319**	**223**	**292**	**1,851**
Recognised value at 30.9.2002	**928**	**330**	**177**	**150**	**1,585**

Additions during the year include finance leases amounting to mDKK 2.
The cash value of Danish land and buildings amounts to mDKK 550 according to the latest public evaluation.
The Group has signed agreements with contractors for the supply of buildings, technical plant and machinery amounting to mDKK 103.
The Group's mortgage loans have been secured upon the property for an amount of mDKK 590.

Finance leases comprise other systems, operating equipment, furniture and fixtures and fittings, as follows:

	2002/03	2001/02
Cost	7	6
Accumulated depreciation	-3	-2
Recognised value at 30.9.2003	4	4

Notes

7. Property, plant and equipment

PARENT, 2002/03 mDKK	Land and buildings	Production plant and machinery	Fixtures and fittings, tools and equipment	Property, plant and equipment in progress	Total property, plant and equipment
Total cost at 1.10.2002	311	1,053	208	97	1,669
Effect of change in accounting policies	0	0	0	0	0
Exchange-rate and other adjustments	0	0	0	0	0
Reclassification	0	89	8	-97	0
Additions through acquisition	0	0	0	0	0
Purchases and improvements during the year	2	26	36	219	283
Disposals, divested business	0	0	0	0	0
Disposals during the year	0	-101	-20	0	-121
Total cost at 30.9.2003	**313**	**1,067**	**232**	**219**	**1,831**
Total depreciation at 1.10.2002	138	783	122	0	1,043
Effect of change in accounting policies	0	0	0	0	0
Exchange-rate and other adjustments	0	0	0	0	0
Reclassification	0	0	0	0	0
Additions through acquisition	0	0	0	0	0
The year's depreciation	17	113	29	0	159
Depreciation of assets disposed of	0	-93	-17	0	-110
Depreciation, divested business	0	0	0	0	0
Total depreciation at 30.9.2003	**155**	**803**	**134**	**0**	**1,092**
Recognised value at 30.9.2003	**158**	**264**	**98**	**219**	**739**
Recognised value at 30.9.2002	**173**	**270**	**86**	**97**	**626**

Additions during the year include finance leases amounting to mDKK 0.
The cash value of Danish land and buildings amounts to mDKK 138 according to the latest public evaluation.
The company has signed agreements with contractors for the supply of buildings, technical plant and machinery amounting to mDKK 59.
The company's mortgage loans have been secured upon the property for an amount of mDKK 182.

Notes

8. Investments

GROUP, 2002/03

mDKK	Investments in associates	Other investments
Total cost at 1.10.2002	0	16
Capital investments during the year	0	0
Total cost at 30.9.2003	**0**	**16**
Revaluation at 1.10.2002	1	0
Exchange-rate adjustment	0	0
Profit from Group enterprises	1	0
Disposals during the year	0	0
Adjustment of profit at year-end exchange rates	0	0
Dividend received	0	0
Total revaluation at 30.9.2003	**2**	**0**
Impairment at 1.10.2002	0	-16
Exchange-rate adjustment of opening reserves	0	0
Adjustment of opening balance	0	0
Impairment	0	0
Deficit, Group enterprises	0	0
Disposals during the year	0	0
Adjustment at year-end exchange rates	0	0
Total impairment at 30.9.2003	**0**	**-16**
Set-offs in accounts receivable, Group enterprises	0	0
Value of investments	**2**	**0**
Intra-Group profit	0	0
Recognised value at 30.9.2003	**2**	**0**

Notes

8. Investments

PARENT, 2002/03 mDKK	Investments in Group enterprises	Investments in associates	Receivables from Group enterprises	Other investments
Total cost at 1.10.2002	1,383	0	832	0
Capital investments during the year	382	0	-199	0
Total cost at 30.9.2003	**1,765**	**0**	**633**	**0**
Revaluation at 1.10.2002	746	0	0	0
Exchange-rate adjustment	-22	0	0	0
Profit from Group enterprises	241	0	0	0
Disposals during the year	0	0	0	0
Adjustment of profit at year-end exchange rates	-3	0	0	0
Dividend received	-121	0	0	0
Total revaluation at 30.9.2003	**841**	**0**	**0**	**0**
Impairment at 1.10.2002	-2,210	0	0	0
Exchange-rate adjustment of opening reserves	26	0	0	0
Adjustment of opening balance	0	0	0	0
Impairment	6	0	0	0
Deficit, Group enterprises	-13	0	0	0
Disposals during the year	0	0	0	0
Adjustment at year-end exchange rates	0	0	0	0
Total impairment at 30.9.2003	**-2,191**	**0**	**0**	**0**
Set-offs in accounts receivable, Group enterprises	280	0	-265	0
Value of investments	**695**	**0**	**368**	**0**
Intra-Group profit	-154	0	0	0
Recognised value at 30.9.2003	**541**	**0**	**368**	**0**

Notes

	GROUP mDKK		PARENT mDKK	
	2002/03	2001/02	2002/03	2001/02
9. Financial income				
Interest income	31	11	25	6
Interest income from Group enterprises			49	57
Exchange-rate adjustments	177	114	156	102
Fair-value adjustments transferred from equity (note 17)	37	0	2	0
Cash discounts received	11	1	0	0
Total	**256**	**126**	**232**	**165**
10. Financial expenses				
Interest expense	102	91	66	62
Exchange-rate adjustments	161	83	125	71
Cash discounts	44	43	0	0
Other financial expenses	3	12	0	0
Total	**310**	**229**	**191**	**133**
11. Tax on profit for the year				
Tax on profit for the year	274	315	122	118
Effect of change in accounting policies	0	0	0	3
Change in deferred tax on profit for the year	22	26	18	24
	296	**341**	**140**	**145**
Tax on profit from investments in Group enterprises			123	125
Adjustment relating to previous years	1	0	0	0
Total	**297**	**341**	**263**	**270**
Specification of tax:				
Tax on profit from ordinary activities	296	341	263	270
Adjustment of tax for previous years	1	0	0	0
Total	**297**	**341**	**263**	**270**
Tax on equity items	**-11**	**0**	**-11**	**0**
Balancing of tax-rate differences:				
Danish tax rate, %	30	30		
Gap between Danish tax rate and tax rates of non-Danish subsidiaries, %	2	3		
Non-taxable income and non-deductible expenses, %	2	-5		
Other items, including adjustment for previous years, %	0	0		
Effective tax rate, %	**34**	**28**		
12. Minority interests				
Minority interests at 1.10.2002	7	11		
Acquisitions	6	-10		
Share of net profit from subsidiaries	20	127		
Dividend paid	-11	-129		
Transferred negative minority interests	-8	8		
Minority interests at 30.9.2003	**14**	**7**		

Notes

	GROUP mDKK		PARENT mDKK	
	2002/03	2001/02	2002/03	2001/02
13. Earnings per share (EPS)				
Earnings per share reflects the ratio between profit for the year and the year's weighted average of issued, ordinary shares, excluding ordinary shares purchased by the Group and held as own shares (note 20).				
Profit for the year			561	768
Weighted average of shares (million units)			23.5	23.5
Earnings per share (DKK)			24	33
Earnings per share (DKK), not adjusted for own shares			23	32
14. Deferred tax				
Deferred tax, opening balance	-151	-144	-33	-99
Effect of change in accounting policies	0	27	0	42
Restatement, previous years	0	0	0	0
Exchange-rate adjustment	5	5	0	0
Change in deferred tax - charged to equity	0	-65	0	0
Change in deferred tax - charged to income statement	22	26	18	24
	-124	**-151**	**-15**	**-33**
Of this, deferred tax asset	**129**	**154**	**15**	**33**
Provision for deferred tax	**5**	**3**	**0**	**0**
Calculation of deferred tax is based on the following items:				
Intangible assets	-141	-176	-63	-92
Property, plant and equipment	34	27	7	6
Indirect cost of sales	51	42	54	42
Non-realised gain from sale of goods among Group enterprises	-61	-41	-52	-41
Jointly taxed companies			65	62
Other	-7	-3	-26	-10
	-124	**-151**	**-15**	**-33**
15. Inventories				
Raw materials and consumables	145	128	100	78
Work in progress	163	109	89	64
Manufactured goods	575	491	253	212
Inventories	**883**	**728**	**442**	**354**
Share of inventories representing indirect cost of sales	191	159	94	82

Cost of sales includes the year's cost of goods sold.

The amount of inventories stated at net realisable value is insignificant, and the Group has not provided inventories as security for debt items.

	GROUP 2002/03	GROUP 2001/02	PARENT 2002/03	PARENT 2001/02
16. Receivables from Group enterprises				
Receivables from Group enterprises			1,049	888
Set-off of negative balance in Group enterprises			-15	-24
Total			**1,034**	**864**

Notes

17. Financial instruments

GROUP, 2002/03
mDKK

Effect on equity of change in accounting policies for financial instruments at 1.10.2002

In connection with the recognition at fair value of derivative financial instruments classified as instruments for hedging cash flow, the Group has recognised under Reserve for fair value a net capital loss of mDKK 2 including deferred tax of mDKK 1.

	Interest instruments	Forward contracts	Total
Equity reserve for hedging			
Gains and losses on restatement at fair value	-3	2	-1
Deferred tax	0	-1	-1
Balance at 1.10.2002	**-3**	**1**	**-2**
Changes in 2002/03:			
Gains and losses resulting from changes in fair value	-42	39	-3
Deferred tax	12	-11	1
	-30	28	-2
Transferred to income statement	0	37	37
Deferred tax	0	-11	-11
	0	26	26
Gains and losses, gross	-45	4	-41
Deferred tax	12	-1	11
Balance at 30.9.2003	**-33**	**3**	**-30**

Notes

17. Financial instruments – continued

GROUP, 2002/03
mDKK

Holdings of derivative financial instruments

	Amount of contract	Loss/gain when stated at mkt. value at 30.9.2003	Amount incl. in income statement for 2002/03	Transferred to Reserve for fair value	Expiry period
Forward exchange contracts outstanding at 30.9.2003 to hedge future cash flow					
USD	34	3	0	3	Oct. 2003
GBP	189	1	0	1	Oct. 2003 - Nov. 2003
EUR	112	0	0	0	Oct. 2003 - Jan. 2004
JPY	52	-1	0	-1	Nov. 2003 - Sep. 2004
Others	174	1	0	1	Oct. 2003 - Dec. 2003
Total	**561**	**4**	**0**	**4**	
Other forward exchange contracts outstanding at 30.9.2003					
USD	94	5	5	0	Oct. 2003
GBP	150	1	1	0	Oct. 2003
EUR	151	0	0	0	Oct. 2003
JPY	45	-1	-1	0	Oct. 2003 - Dec. 2003
Others	9	0	0	0	Oct. 2003 - Dec. 2003
Total	**449**	**5**	**5**	**0**	
Currency and interest swaps at 30.9.2003 to hedge future cash flows					
USD/EUR	1,276	-42	-125	-42	April 2013
Total	**1,276**	**-42**	**-125**	**-42**	

	GROUP mDKK		PARENT mDKK	
	2002/03	2001/02	2002/03	2001/02
18. Marketable securities				
Holdings of securities at 30.9.2003 include primarily Danish bonds with a duration of 2	207	1	207	1

Notes

19. Provisions for pensions and similar liabilities

GROUP, 2002/03
mDKK

Defined contribution plans

The Group offers plans to certain groups of employees in Denmark and abroad. Most of the pension plans are defined contribution plans. The plans are financed through regular payments of premiums to independent insurance companies responsible for the pension liabilities towards the beneficiaries. Once the pension payments for defined contribution plans have been made, the Group has no further liabilities towards existing or retired employees. Payments for defined contribution plans are recognised in the income statement when effected. In 2002/03, mDKK 77 (2001/02 mDKK 79) were recognised.

Defined benefit plans

For certain groups of employees in foreign subsidiaries the Group has signed agreements to pay defined benefits, including pension payments. These liabilities are not covered by insurance or are only partly covered. Uncovered liabilities are recognised in the balance sheet and the income statement as indicated below. The figures below include liabilities attaching to the pension plan applicable to Board members prior to the change to the Articles of Association adopted at the Annual General Meeting in 2002.

	mDKK	
	2002/03	2001/02
Amounts recognised in the balance sheet are as follows:		
Current value of financed liabilities	146	140
Fair value of assets	-89	-75
	57	65
Current value of non-financed liabilities	21	19
Unrecognised actuarial gains and losses	5	0
Liability stated in balance sheet	**83**	**84**
Amounts recognised in the income statement are as follows:		
Current service costs	10	9
Interest costs	7	6
Expected returns on assets	-5	-6
Total amount recognised as staff costs (note 3)	**12**	**9**
Actual returns on assets amounted to	17	6
Changes in liabilities recognised in the balance sheet:		
Opening balance	29	57
Effect of change in accounting policies	55	26
Exchange-rate adjustments	-5	-1
Total cost, as indicated above	12	9
Benefits paid out	-8	-7
Closing balance	**83**	**84**
The key actuarial assumptions are as follows (weighted average):		
Discount rate, %	5	5
Expected returns on assets, %	7	7
Allowance for future pay increases, %	4	4
Allowance for future pension benefit increases, %	3	3

Notes

20. Equity investments

GROUP, 2002/03
mDKK

Own shares

During financial year 2002/03, 35,500 B shares were purchased, corresponding to DKK 355,000 nominal value, representing 0.15% of total nominal share capital. During the year, 16,650 B shares were sold, corresponding to DKK 166,500 nominal value, representing 0.07% of total nominal share capital.

Holdings of own shares at 30.9.2003 stood at 517,947 B shares, corresponding to DKK 5,179,470 nominal value, representing 2.16% of total nominal share capital and 2.33% of the B shares. Own shares have been purchased for possible use in connection with acquisitions and for employee incentive schemes.

Share options

Three share option programmes have been set up for Group Management and executives. The first programme, set up in November 2000, included 120 people and the second, set up in November 2001, included 140 people. A third programme set up in December 2002 included 182 people. Half the options under the first programme were issued at a price of DKK 371, this being the average of the prices quoted on five consequtive days following publication, the rest at DKK 393, equal to DKK 371 + 6%. For 50% of the second programme, the issue price was DKK 546, likewise the average price quoted on five consequtive days. The rest was issued at DKK 579, equal to 546 + 6%. For the third programme, the issue price was DKK 527.

Issued	Number of shares	Shares lapsed	Outstanding at 30.9.2003	Exercise price	Exercisable no sooner than	Exercisable no later than	Fair value of options issued (mDKK)
November 2000	65,000	4,800	35,550	371	November 2001	31.12.2006	6
November 2000	65,000	7,400	44,850	393	November 2002	31.12.2007	7
November 2001	58,525	6,200	52,325	546	November 2003	31.12.2008	4
November 2001	58,525	6,550	51,975	579	November 2004	31.12.2009	4
December 2002	144,900	5,900	139,000	527	November 2006	31.12.2011	18

The Group directors have not exercised shares under the option programme, which at 30.9.2002 totalled 15,500 units for the first programme, 15,000 units for the second programme, and 13,200 units for the third programme.
Financial performance goals are attached to the option programme for 2002 set up for Group Management and executives.
Coloplast has holdings of own shares to hedge the exercise of the share option programme. As the share options were offered at or above the market price, the valuation has not been included in the income statement. Subsequent value adjustment of the share options will neither affect the income statement, nor the balance sheet. The value of the options calculated at the time of offering on the basis of the Black & Scholes formula, does not exceed two months' pay. Calculation of the fair value of the options is based on the following assumptions:
The interest rate applied is the rate for Danish government bonds.
Volatility in the share is calculated as monthly averages (beginning to end) over 5 years.
Vesting deduction is calculated as 3% per year of the vesting period.
The options are exercised half way through the exercise period.

Notes

21. Other provisions

GROUP, 2002/03 mDKK	Warranties	Legal claims	Others	Total
Provisions at 1.10.2002	2	18	3	23
The year's provisions	0	12	3	15
Reversal of unutilised amounts for the year	-1	-18	0	-19
Charged in income statement	-1	-6	3	-4
The year's utilisation of provisions	0	0	0	0
Provisions at 30.9.2003	**1**	**12**	**6**	**19**

PARENT, 2002/03 mDKK	Warranties	Legal claims	Others	Total
Provisions at 1.10.2002	0	18	0	18
The year's provisions	0	12	0	12
Reversal of unutilised amounts for the year	0	-18	0	-18
Charged in income statement	0	-6	0	-6
The year's utilisation of provisions	0	0	0	0
Provisions at 30.9.2003	**0**	**12**	**0**	**12**

Legal claims

The amounts are gross amounts relating to certain legal claims. Having consulted legal experts, the management believes that any losses resulting from these legal claims will not exceed the provisions made.

Notes

	GROUP mDKK	
	2002/03	2001/02
22. Mortgage debt		
Falling due in:		
less than 1 year	257	179
1 to 5 years	165	1,092
more than 5 years	1,879	520
Total	**2,301**	**1,791**

Mortgage debt secured on land and buildings amounts to mDKK 590.

	2002/03	2001/02
Net, interest-bearing debt at 30.9.2003		
Mortgage debt	539	552
Other credit institutions	1,762	1,239
Marketable securities	-207	-1
Bank balances	-621	-319
Total	**1,473**	**1,471**

The fair value of net, interest-bearing debt is mDKK 1,479. MDKK 1,473 has been recognised in balance sheet.

Specification of currency split and interest structure for net, interest-bearing debt:

Principal in mDKK/interest rate pa		USD	Rate %	GBP	Rate %	EUR	Rate %	DKK	Rate %	Others	Rate %	Total 02/03	Total 01/02
Less than 1 yr	Receivables	-16	0-1	-2	0	-362	0-2	-348	0-2	-100	0-25	-828	-318
	Payables	47	2	39	4-5	100	3-6	7	3-6	53	1-6	246	178
	Swap											0	0
Total, less than 1 yr		31		37		-262		-341		-47		-582	-140
1 to 5 yrs	Receivables											0	-2
	Payables	57	4-8			89	4-6	15	6	2	6	163	965
	Swap											0	0
Total, 1 to 5 yrs		57		0		89		15		2		163	963
More than 5 yrs	Receivables											0	0
	Payables	1,275	5			121	5	371	5-6			1,767	648
	Swap	-1,275	5			1,400	5					125	0
Total, more than 5 yrs		0		0		1,521		371		0		1,892	648
Total 2002/2003		88		37		1,348		45		-45		1,473	
Total 2001/2002		202		308		643		305		13			1,471

In April 2003 the parent raised a 10-year fixed-interest loan of mUSD 200 as a private placement. The loan has subsequently been translated into EUR via a swap with a bank.

Notes

	PARENT mDKK	
	2002/03	2001/02
22. Mortgage debt (continued)		
Falling due in:		
Less than 1 yr	4	21
1 to 5 yrs	5	878
more than 5 yrs	1,561	175
Total	**1,570**	**1,074**

Mortgage debt secured on land and buildings amounts to mDKK 182.

	2002/03	2001/02
Net, interest-bearing debt at 30.9.2003		
Mortgage debt	177	180
Other credit institutions	1,393	894
Interest-bearing payables to Group enterprises	40	76
Interest-bearing receivables from Group enterprises	-1,682	-1,728
Marketable securities	-207	-1
Bank balances	-466	-138
Total	**-745**	**-717**

The fair value of net, interest-bearing debt is mDKK -739. MDKK -745 has been recognised in balance sheet.

Specification of currency split and interest structure for net interest-bearing debt:

Principal in mDKK/interest rate pa		USD	Rate %	GBP	Rate %	EUR	Rate %	DKK	Rate %	Others	Rate %	Total 02/03	Total 01/02
Less than 1 yr	Receivables	-59	3-17	-97	5	-692	2-4	-644	2-4	-240	1-18	-1,732	-1,033
	Payables	10	2	1	4-5	1	4	19	3-4	3	1-18	34	96
	Swap											0	0
Total, less than 1 yr		-49		-96		-691		-625		-237		-1,698	-937
1 to 5 yrs	Receivables			-139	5	-290	3-7			-37	10	-466	-686
	Payables					4	4					4	751
	Swap											0	0
Total, 1 to 5 yrs		0		-139		-286		0		-37		-462	65
More than 5 yrs	Receivables	-103	2	-55	5							-158	-147
	Payables	1,275	5			59	5	114	5			1,448	302
	Swap	-1,275	5			1,400	5					125	0
Total, more than 5 yrs		-103		-55		1,459		114		0		1,415	155
Total 2002/2003		-152		-290		482		-511		-274		-745	
Total 2001/2002		-284		-55		-2		-254		-122			-717

In April 2003 the parent raised a 10-year fixed-interest loan of mUSD 200 as a private placement. The loan has subsequently been translated into EUR via a swap with a bank.

Notes

	GROUP mDKK		PARENT mDKK	
	2002/03	2001/02	2002/03	2001/02
23. Income tax				
Opening balance	199	77	103	47
Addition through acquisition	0	45	0	0
Adjustment for exchange-rate changes	2	0	0	0
Adjustment, previous years	0	0	0	0
Tax on profit for the year	274	315	122	118
Tax on equity items	-11	0	-11	0
Tax paid during the year	-362	-238	-143	-62
Balance at 30.9.2003	**102**	**199**	**71**	**103**
24. Other payables				
Amounts payable with respect to staff	210	206	110	99
Value added tax and other charges	63	72	23	24
Other costs payable	165	141	38	30
Total	**438**	**419**	**171**	**153**

Notes

25. Other liabilities

GROUP	mDKK 2002/03				mDKK 2001/02			
	Operating leases	Rent	Other	Total	Operating leases	Rent	Other	Total
Falling due in:								
less than 1 yr	5	45	14	64	19	42	5	66
1 to 5 yrs	5	120	7	132	21	116	1	138
more than 5 yrs	0	94	12	106	0	83	12	95
Total	**10**	**259**	**33**	**302**	**40**	**241**	**18**	**299**

Operating lease payments included in income statement account for mDKK 5 (2001/02 mDKK 8).

Operating leases represent primarily leasing of cars, and there are no purchasing rights attaching to operating leases.

PARENT	mDKK 2002/03				mDKK 2001/02			
	Operating leases	Rent	Other	Total	Operating leases	Rent	Other	Total
Falling due in:								
Less than 1 yr	1	5	0	6	2	4	0	6
1 to 5 yrs	1	4	0	5	2	6	0	8
More than 5 yrs	0	0	0	0	0	0	0	0
Total	**2**	**9**	**0**	**11**	**4**	**10**	**0**	**14**

Notes

	GROUP mDKK		PARENT mDKK	
	2002/03	2001/02	2002/03	2001/02

26. Contingent items

Contingent liabilities

At 30.9.2003 the parent had guaranteed loans raised by Group enterprises and associates and rent payables totalling mDKK 408 (2001/02 mDKK 356).

Minor lawsuits are pending against the Group. These are not expected to influence the company's future earnings.

27. Transactions with related parties

Related parties to the Coloplast Group include members of the Board and Group Management, main shareholders of the parent company, Coloplast A/S, and associates.

The Coloplast Group has concluded the following major transactions with related parties:

	GROUP 2002/03	GROUP 2001/02	PARENT 2002/03	PARENT 2001/02
Sales to Amoena spol.s.r.o.	3	2		
Sales to Amoena Kft.	2	2		
Sales to Amoena Portugal Lda.	2	2		
Total sales to related parties	**7**	**6**		

There have been no major transactions with the remaining related parties. For details about consideration paid to Group Management and Board of Directors, see note 3. All transactions with related parties are effected at arm's length.

28. Receivables, share falling due more than 1 year after balance sheet date

	GROUP 2002/03	GROUP 2001/02	PARENT 2002/03	PARENT 2001/02
Other long-term receivables	**50**	**59**	**48**	**59**

All long-term receivables fall due within 4 years of balance sheet date. The interest rate for these receivables is 0%.

Notes

	GROUP mDKK	
	2002/03	2001/02

29. Subsidies

During the financial year the Group received public subsidies amounting to mDKK 1 (2001/02 mDKK 1) for research and development and mDKK 5 (2001/02 mDKK 6) for investments.

30. Dividend per share

At the annual general meeting on 16 December 2003 a proposal will be made to pay shareholders a dividend for 2002/03 of DKK 5.00 per share or mDKK 117 in all, representing total dividends of mDKK 120 less dividend on own shares of mDKK 3. Dividend payments for 2001/02 amounted to DKK 4.35 per share or mDKK 102 in all, representing total dividends of mDKK 104 less dividend on own shares of mDKK 2.

31. Events occurring after balance sheet date

No events have occurred after the balance sheet date which significantly affect profit or equity.

32. Adjustment for non-liquid operating items

	2002/03	2001/02
Depreciation	297	282
Change in other provisions	1	27
Total	**298**	**309**

33. Changes in working capital

	2002/03	2001/02
Inventories	-185	-40
Receivables from sales	-70	-162
Other receivables	262	35
Payables to suppliers, etc.	45	97
Total	**152**	**-70**

34. Liquid reserves

	2002/03	2001/02
Marketable securities	207	1
Cash	2	1
Bank balances	621	319
	830	321
Utilised credit facilities, short term	-257	-179
Total	**573**	**142**

35. Unutilised credit facilities

Of total credit facilities, mDKK 1,899, mDKK 935 is guaranteed for terms exceeding one year.

Stakeholder report

- value creation and knowledge management

Coloplast's Mission and Values are the guiding stars of this report. They describe the company's business philosophy, the key characteristics of our business and the basic principles underlying the way we do business and meet our objectives. The report has four main sections, one per key stakeholder: Customers, Employees, Society and Shareholders. The report describes the company's strategy and how management set objectives and follow up on enablers and results in the process, the aim being to create value.


CUSTOMERS
EMPLOYEES
SOCIETY
SHAREHOLDERS

From present to future

Our stakeholders' interests converge across the board. To generate good financial results, a company needs satisfied customers and successful employees. Improved processes and new technology can reduce the environmental impact and ensure even more effective utilisation of materials, all for the benefit of society and Coloplast's performance.

More and more people and organisations are affected by Coloplast's activities. At the same time, the actions and attitudes of the surrounding world are of vital importance to the company.

The general public tends to increasingly expect companies to act in dialogue and in harmony with their surroundings. Companies must endeavour to achieve balanced value creation for key stakeholders. They must also strike a balance between short-term results and long-term considerations.

This report describes how the Coloplast business is managed with a view to increasing overall value creation. This year, Coloplast presents its sixth stakeholder report. We hope it will support the dialogue with our stakeholders and that it will be useful for other readers who would like to learn more about the way Coloplast is managed.

Customers

Coloplast's products are supplied through dealers, by hospitals or even direct to our users, supported by clear guidance. Increasingly we have more direct dealings with users. No matter how the delivery is effected, Coloplast wishes to form as close ties with our customers as possible in order to increase value creation. When user needs and expectations change, we must be ready to change. We therefore involve health care professionals and users in the development of new products and services.

CUSTOMERS EMPLOYEES SOCIETY SHAREHOLDERS



Colorectal Nurse Specialist Ruth Christer chatting with Kathleen Knox, wife of a patient who had surgery four months ago at the Freeman Hospital in Newcastle, Great Britain.

QUEUEING TO CONSULT THE NURSE

"I didn't really know what to expect from Coloplast's community initiative," says Colorectal Nurse Specialist Ruth Christer from the Freeman Hospital, Newcastle, who volunteered to give advice to visitors at the Charter Stoma Check road show, when it opened its doors in Newcastle in April 2003.

Busy hours

The Coloplast Stoma Care Team welcomed visitors, showed them new products and took the names of people wishing to speak with a nurse. More than half wanted this opportunity, and Ruth Christer was amazed to see the queue growing as the day progressed. "At one stage we occupied the tiny kitchen so my colleague and I could do consultations in private at the same time," says a smiling Ruth.

"The road show offered health care professionals an excellent opportunity to gain more knowledge of hidden patient needs in the community," says Ruth Christer.

ENABLERS

Understanding customer needs and the market

When developing new products, Coloplast is also drawing on health care professionals and product users. We have dialogue panels, including the Coloplast Ostomy Forum, Coloplast Continence Advisory Board and Wound Advisory Board. This year the number of panel meetings held was 16% higher than last year, and Coloplast participated in 9 major, international congresses, involving many new customer contacts.

Customer satisfaction, customer loyalty and Coloplast's share of new patients discharged from hospital are measured in order to check if we live up to our customers' expectations. 20 major satisfaction measurements were carried out, representing 9,369 respondents in all. Coloplast forms partnerships with medical practitioners as well as scientists to improve the product and service programmes offered. We use information technology to create closer contacts to, and among, health care professionals and product users. In the USA, Coloplast's website **TheBreastCareSite**

Cooperation with health care professionals and users


Index
125
100
75
50
25
0
98/99
99/00
00/01
01/02
02/03

Customer satisfaction measurements


Number
25
20
15
10
5
0
98/99
99/00
00/01
01/02
02/03

2001/02 is index 100

VALUE CHAIN – CUSTOMERS

Mission and Values

Enablers
- Understanding customer needs and the market
- Mastering key processes and technologies
- Innovation

Results
- Product performance
- Service performance

addresses women after breast surgery, in Great Britain **SpinalNet** offers information to spinal cord injured while, in Sweden and Holland, health care professionals have access to an electronic community called **StomaNet**. Charter Stoma Check road show in Great Britain visited 46 towns and provided important insight into user problems and better knowledge about the work of stoma care nurses. This initiative was implemented in cooperation with patient associations and local stoma care nurses, and served to increase the awareness of the general public of the scope of treatment for ostomists.

Mastering key processes and technologies

Management makes regular evaluations of business processes which are decisive to the implementation of the company's strategic plans. Thirteen key, strategic processes have been selected, and project tools have been developed to map each process and make sure it is updated on a regular basis.

The Coloplast Research Centre does research into adhesives technology, the company's most important technological competence. Our technology council assesses the need for new technology and research initiatives and is also responsible for the overall patent strategy.

Innovation

Coloplast believes it is the most innovative supplier in its line of business. Product and process development take place in each individual business unit, where the projects are managed according to a uniform process called AIM - Accelerate Ideas to Market. The number of development projects covered by this process in the period was 55. We carry through audits of the company's innovative power using consultants from leading universities. These audits are made to ensure, on the one hand, that the company's innovation preparedness is adjusted to actual market needs on a regular basis and, on the other hand, that the processes remain effective. The cost of R&D amounted to DKK 168m, equal to 3.0% of revenue.

RESULTS

Product performance

Coloplast has obtained certification according to the ISO13485 standard, enabling us to CE mark our products. The conclusion after a recertification audit during the year was that Coloplast's systems work smoothly and enjoy sufficiently widespread use throughout the organisation. 150 Coloplast employees worldwide work directly with quality.

The number of complaints increased by 4% on the year before. This reflects stricter procedures being applied in the complaints handling system. The measurement of customer satisfaction proved that 98.1% of the respondents indicated that they were satisfied with Coloplast's products and service. Like last year, the level is high, meeting our objectives.

Service performance

We check up on delivery performance on an ongoing basis. 96.6% of our deliveries complied with the objective set. 97.1% of customers were satisfied with Coloplast's services.

The parameters measured include satisfaction with products and satisfaction with services for different customer groups. The overall weighted satisfaction score this year was 97.1%.

Development projects through AIM process


Number
75
60
45
30
15
0
98/99 99/00 00/01 01/02 02/03

Research and development costs


%
5
4
3
2
1
0
98/99 99/00 00/01 01/02 02/03

Complaints


Index
130
120
110
100
90
80
98/99 99/00 00/01 01/02 02/03

Customer satisfaction


%
100
98
96
94
92
90
98/99 99/00 00/01 01/02 02/03

Delivery performance


%
100
98
96
94
92
90
98/99 99/00 00/01 01/02 02/03

Employees

Each individual employee's personal and professional development is important to the company's growth. On the production floor, increasing automatisation is reducing manual work. Employees increasingly need special knowledge, eg for supervising and retooling machines. This need requires willingness to change, to share knowledge and to receive training. Job functions become more independent and varied. In administrative functions employees need to be willing to face changes, too, because new and improved products are launched all the time. Coloplast must attract and retain people who like to work in an active environment and who view their jobs as a lifelong learning process.


CUSTOMERS
EMPLOYEES
SOCIETY
SHAREHOLDERS



In Coloplast's sales subsidiary in Hamburg, Germany, all employees have been involved in a process of practising the Mission and Values. One workshop trained them to give and receive feedback. From left (back turned) Toivo Hess, Astrid Niewöhner, Anne Viehweg, Anja Schiebler and Dietmar Hegeholz.

OPEN TO CRITICISM

"At one stage some of the employees asked me when 'company culture' would be on the agenda again. We then knew that we had to act because we did not want our Mission and Values process to be seen as the 'management's show'. We want it to be our shared responsibility and to see it reflected in daily life," says the GM of Coloplast GmbH, Andreas Joehle. He and national sales manager Jörg Diehl have carried through a process involving workshops for the entire organisation. The outcome has been increasing commitment and a significant decline in staff turnover.

"To me, the greater degree of openness in our organisation proves that the process has been valuable. People are no longer uncomfortable to voice criticism or bring out their ideas. I also see examples daily. Three years ago very few employees not reporting to me, would volunteer suggestions. Today, things are different and colleagues come to me with ideas or criticism leading to improvements."

ENABLERS

Best possible working conditions
Coloplast is a workplace without unnecessary bureaucracy, where responsibility is given and taken. A flat organisation promotes job satisfaction and efficiency. In Denmark 67% of the production workers are in self-managing teams. A new HR strategy supports the company's growth. It includes a structured introduction programme, talent development and training of managers to develop their skills for taking responsibility using values-based management.

Dialogue with employees
Since 1996 we have measured employee satisfaction. This year, measurements were made in 9 business units. 3,200 employees participated and the response rate was 88. A newly developed measuring tool for global use will increase the scope for validation of the results. All employees do an annual appraisal interview with their immediate superior where the job, future plans, training and new personal goals are discussed.

Employee satisfaction meaurements


Number
10
8
6
4
2
0
98/99
99/00
00/01
01/02
02/03
Denmark
Outside Denmark

Job rotations


%
20
16
12
8
4
0
98/99
99/00
00/01
01/02
02/03
Denmark
Outside Denmark

VALUE CHAIN – EMPLOYEES


Mission and Values
Enablers
• Best possible working conditions
• Dialogue with employees
• Respecting differences
• Developing employees
• Sharing knowledge
Results
• Attract and retain people
• Core competences

Respecting differences

Management at Coloplast is based on fairness and respect. We have defined policies for the company's social responsibility, serving to increase job security. If an employee's working capacity is reduced, retaining him/her is possible through remedial measures. Coloplast has signed up for the UN's Global Compact, which was established to ensure fundamental human rights and labour rights.

Developing employees

Coloplast Academy is the umbrella for Coloplast's international educational activities in strategically important areas. It offers 26 different programmes. This year, 230 employees completed training courses. Coloplast forms partnership agreements with local educational institutions regarding basic technical training both in Denmark and Hungary.

This year, each Coloplast employee in Denmark spent an average 4.3 days and DKK 7,000 on training. In Denmark, 13% of salaried employees changed job within the company during the year; worldwide 11% of salaried employees changed job.

Sharing knowledge

The generation, documentation and communication of knowledge relating to issues that affect Coloplast's competitive power is anchored in our intranet, InSite. This year, the number of visits was 583,000 compared with 476,000 visits last year. InSite is used for sharing information about technical and specialist subjects, plans and reports, policies, guidelines and news. This year an e-business knowledge centre was established as an internal website.

RESULTS

Attract and retain people

Coloplast's company culture aims to attract and retain competent employees. In Denmark, employee satisfaction increased. Outside Denmark, satisfaction increased for some units, decreased for others. Staff turnover showed a downward trend. For Danish salaried employees, it was down from 6.8% to 6.6%, for Danish hourly-paid employees it was down from 16.3% to 14.0%. Outside Denmark, staff turnover increased from 20.9% to 24.5% due to manufacturing operations closing down in the US. In Denmark, salaried employees recorded 1.6% absence, while hourly-paid employees recorded 5.6%. Outside Denmark, the absence rate was 2.5%. This decrease is the result of a targetted effort to deal with the underlying reasons for absence.

Coloplast was present at 9 job fairs with more than 10,000 visitors. The number of unsolicited job applications was 8,762, including 4,074 in Denmark. The total number of applications received during the year was 44,498.

Core competences

Coloplast's planned growth towards 2008 will require close to 400 new managers. A new strategy means that future growth will primarily be generated outside Denmark. Management has established training and career programmes under the Coloplast Academy umbrella to promote internal recruitment of managers. 65% of vacant positions in Denmark were filled by internal applicants, while 52% of positions abroad were filled by internal applicants.

Competence development is geared towards supporting Coloplast's competitive power. It will strengthen our ability to develop products, to accelerate them to market and to increase earnings per product.

Employee satisfaction in Denmark


Points
5
4
3
2
1
0
98/99 99/00 00/01 01/02 02/03

Points on a scale from 0 to 5

Staff turnover


%
25
20
15
10
5
0
98/99 99/00 00/01 01/02 02/03

O Salaried, Denmark
● Hourly-paid,

Absence


%
10
8
6
4
2
0
98/99 99/00 00/01 01/02 02/03

O Salaried, Denmark
● Hourly-paid,

Unsolicited job applications


Number (1.000)
5
4
3
2
1
0
98/99 99/00 00/01 01/02 02/03

O Salaried, Denmark
● Hourly-paid,

Managerial positions filled internally


%
100
80
60
40
20
0
98/99 99/00 00/01 01/02 02/03

O Denmark
● Outside Denmark

Society

Coloplast takes responsibility for contributing to a sustainable development. We want to improve the quality of life of the users of our products and services without impairing the quality of life of other stakeholders. Health and safety at work will be included in the environmental management system. Membership of the UN's Global Compact involves a pledge for Coloplast to make constant improvements and to report these through the so-called 'Communication on Progress'. Within these pages of the annual report, we have assembled our reports on sustainability, health and safety at work as well as Global Compact in order to highlight their value creation for society.

Get more information about the UN's Global Compact and the nine principles for human rights, labour standards and the environment at www.unglobalcompact.org


CUSTOMERS
EMPLOYEES
SOCIETY
SHAREHOLDERS
GLOBAL COMPACT
SUSTAINABILITY

Nordic Sustainability Index

Member of Dow Jones Sustainability Indexes 04

FTSE4Good Index Series

ENABLERS

Social responsibility

'The inclusive labour market' is a key issue at Coloplast. Trial jobs and integration are areas where Coloplast can make a real contribution to solving growing social challenges. We can employ and train immigrants and offer marginalised groups in the labour market a job, if they are able to work. Our motivation for taking responsibility is that we have available opportunities. By using this manpower, we contribute to solving current problems threatening our welfare, while preparing for a possible lack of manpower in future. The task is handled in collaboration with local government social workers.

Coloplast has also systematised its cooperation with educational institutions. We thereby help meet training needs not covered by society. This commitment, in turn, brings certain advantages with respect to recruitment.

Economic contribution

Coloplast's products improve the quality of life of people using them and, in the final analysis, this constitutes a positive factor in the economy. Additionally, Coloplast generates value in the communities where we operate, primarily through job creation and through contributions in the form of financial results. Job creation means direct and indirect taxes for the benefit of society in general. It is a problem if the social bill is growing while the number of people able to work is on the decrease. Coloplast's contribution through trial jobs and integration should also be seen as a commitment to counter such a development.

Environmental management

Coloplast's Danish manufacturing sites were certified according to the ISO 14001 environmental management standard in 1997. In its recent evaluation of the sites, the certifying body emphasised employee motivation, environmental consciousness and good compliance with system documentation. The factory in Germany was certified according to EMAS in 1998 and has since obtained ISO 14001 certification.

The Danish Working Environment Service has categorised the Danish sites as 'level 1 sites', referring to the extra effort made to optimise health and safety at work. Management wishes to further improve health and safety at work and, therefore, our environmental management system will from 2004 be extended to include health and safety at work and will be certified according to the OHSAS 18001



THE GLOBAL COMPACT

MATCHING VALUES

"While implementing the Global Compact, the UN has found it important to test the principles on Scandinavian companies. They represent the values encompassed by the Global Compact today," says chief consultant at the Confederation of Danish Industries Jens Berthelsen. He is responsible for initiatives relating to the Global Compact and is also the Confederation's liaison to the UN in New York.

The Global Compact comprises nine fundamental principles relating to human rights, labour rights and the environment. It developed from the heated debate about globalisation years back. The UN never used to have close ties with business and industry, but at the time it became clear that private companies were a vital locomotive for development and growth," says Jens Berthelsen, adding, "Coloplast is a good sparring partner for the Confederation of Danish Industries on key issues relating to the Global Compact."

VALUE CHAIN – SOCIETY

Mission and Values

Enablers
- Social responsibility
- Economic contribution
- Environmental management
- Partnerships

Resultats
- Sustainable development
- Knowledge sharing

standard as well. The decision has also been taken to implement a uniform set of health and safety at work and environmental standards worldwide. Certification of Coloplast's systems involving safety, health and the environment will in future refer to the OHSAS 18001 and ISO 14001 standards. This will be carried out by implementing the same system globally. The factory in China will obtain environmental certification in 2004. All sites must be fully certified at the end of 2006.

Coloplast's Danish sites will leave the European Eco-Management and Audit Scheme (EMAS) in connection with the overall upgrading of systems. This has been decided to avoid administering two overlapping systems. The EMAS environmental statement will be replaced by target-oriented communication with specific stakeholders.

Environmental considerations are a given element in all development projects. Early in the development process an assessment is made of the impact of each potential product on the environment and health and safety at work. Appropriate information about these aspects is then included in the customer material in several markets.

Partnerships

Coloplast forms partnerships within product development, training, machine design, research, distribution and a large number of other fields where we either need to draw on external competences or can offer special competences sought by other companies or institutions. We are very willing to share our competences when we create value for our stakeholders by doing so, eg in patient care through initiatives like the Charter Stoma Check in Great Britain, or support for educational activities in the local community.

CERTIFICATION SCHEDULE

	Environmental management	Health and safety at work
Espergærde, DK	**1997**	2004
Humlebæk, DK	**1997**	2004
Kokkedal, DK	**1997**	2004
Kvistgård, DK	**2002**	2004
Mørdrup, DK	**2001**	2004
Thisted, DK	**1997**	2004
Raubling, DE	**1998**	2005
Zhuhai, CN	2004	2005
Tatabánya, HU	2005	2006
Mankato, US	2005	2006
Heredia, CR	2005	2006

ON EQUAL TERMS – PART TIME

"If I did not have my job with Coloplast I would – worst case – have been divorced and I would have lost custody of my child," says Birgitte Andersen.

"Coloplast has retained me because they know I am resourceful," says 36-year-old Birgitte Andersen, who had a fall and hurt her head badly three years ago. She now has to live with a constant high-pitched note on her ear.

"I need to sleep twelve hours a day and I cannot stand watching a film with background music," explains Birgitte Andersen, who works in the export packaging team. She and nine of her 23 colleagues are employed part time or in trial jobs.



"We cannot – and should not – offer flex jobs to everyone," says export packaging team supervisor, Lene Thomsen (right). "But I do believe it makes us attractive as a workplace that we can offer flex jobs to people who are unable to cope with a full-time job. It provides job security and is a natural extension of behaving responsibly and showing respect for others in general."

Coloplast's environmental policy and a detailed description of the environmental efforts are available at www.coloplast.com/environment

Contact for environmental affairs:
Jørgen Fischer Ravn, Corporate Environmental Manager
Tel. + 45 49 11 13 08
dkjfr@coloplast.com

Contact for health and safety at work:
Lone Stubberup, Corporate Health and Safety Manager
Tel. + 45 49 11 13 50
dklsn@coloplast.com

Process waste, polymers


Index
130
120
110
100
90
80
98/99
99/00
00/01
01/02
02/03

2001/02 is index 100

Electricity


Index
130
120
110
100
90
80
98/99
99/00
00/01
01/02
02/03

2001/02 is index 100

RESULTS

Sustainable development

Coloplast's major environmental aspects have been mapped out for manufacturing sites representing 95% of revenue. It is an important goal to continue to reduce waste. This year, 25 of the 29 environmental targets set for the sites involved process waste and solid waste. The remaining goals relate to volatile organic compounds, chemical waste and noise. A total of 15 goals were fully met. The amount of polymer waste generated - mainly at the Danish sites - has been reduced significantly in proportion to output tonnage. This year the reduction was 4%. Changes in the product mix towards products with low rates of waste contributed to this reduction. The consumption of electricity, water and volatile organic compounds was also reduced in terms of units produced.

Coloplast has not violated any of the regulatory limits allowed for our manufacturing operations, but two complaints from neighbours inconvenienced by noise were received at one of the sites. Subsequently, noise from the site was charted to identify its source and reduce it.

Employees indicate growing satisfaction with the standards of environmental protection, health and safety at work. On a scale from 1 to 5, the score is 4.24 for agreement with the statement 'Coloplast is an environmentally conscious company'. Detailed environmental results for the individual Danish sites are given in the statutory green accounts published in January 2004.

The accident rate was reduced from 17 to 14 per million hours of work. The total number of accidents was 54, including 5 causing permanent disability or sickness absence for more than five weeks. The number of hours of work lost totalled 5,527, which is not considered acceptable.

From April 2002 to October 2003 Coloplast participated in a joint venture with the Municipality of Karlebo and a number of other business enterprises. The project, entitled 'The Swan', provided support for the integration into the labour market of unemployed refugees and immigrants. Twelve of 18 participants went through an introduction period at Coloplast. During the

Jørgen Jakobsen (left) by the isocyanate pallet tank. Eli Pedersen in the background receives the pallet tanks and neutralises them before shipment.



FAST AND SECURE HANDLING

"One of my tasks is to handle the flow of raw materials and ancillary materials through the wound care production," explains production technician Jørgen Jakobsen. "Recently, I optimised the handling of raw materials for the **Biatain** foam dressing, which is in great and growing demand.

Previously the isocyanate used for foam dressings was delivered in 250 litre steel drums, which could not be emptied completely. Besides, we had to spend time changing drums several times a day.

Since we are also eager to limit the handling of dangerous substances like isocyanate, I investigated alternative packaging. The best solution turned out to be a 1000 litre plastic pallet tank. It has a drainage tap at the bottom and can therefore be emptied completely," says Jørgen Jakobsen.

Tanks recycled

Another advantage of the new solution is that the pallet tanks are recycled. The empty tanks are collected by the supplier, who removes the safety grid for reuse. The plastic tank itself if sent to Belgium for granulation and the plastic is recycled.

Water

Index


130
120
110
100
90
80
98/99 99/00 00/01 01/02 02/03

2001/02 is index 100

Volatile organic compounds

Index


130
120
110
100
90
80
98/99 99/00 00/01 01/02 02/03

2001/02 is index 100

Industrial accidents


75
60
45
30
15
0
98/99 99/00 00/01 01/02 02/03

- Number
- Per million hours of work

New jobs created

Number (1,000)


1.5
1.2
0.9
0.6
0.3
0
98/99 99/00 00/01 01/02 02/03

Economic contribution, Denmark

bnDKK


1,5
1,2
0,9
0,6
0,3
0
98/99 99/00 00/01 01/02 02/03

VAT, taxes and duties

year, a total of 26 persons held trial jobs at Coloplast. Eleven of these were offered jobs on normal terms of employment.

Coloplast created 518 new jobs and the total number of employees – converted into full-time equivalents – increased from 5,515 to 6,033.

The greater part of the economic value generated by Coloplast's financial results flows into the public coffers. The amount contributed by the Danish operations amounted to DKK 2,081m, including DKK 1,052m in the form of company tax, personal taxes and dividend tax, corresponding to 50.6%. The employees claimed 25.1% of the economic value, 18.7% was set aside towards future operations, and 5.6% was paid out as dividend to shareholders.

Coloplast is included in four sustainability indexes for shares: Dow Jones Sustainability World Indexes (DJSI World), Dow Jones STOXX Sustainability Indexes (DJSI STOXX), FTSE4Good and Nordic Sustainability Index.

Knowledge sharing

Coloplast is engaged in a project focussing on eco-management accounting. The project is part of the 'Programme for Cleaner Products' instituted by the Danish National Agency for Environmental Protection. The project analyses the financial consequences of the impact of products on the environment. Coloplast has also participated in the preparation of the National Agency's folder 'Lessons learnt on introducing environmental management', a folder addressed to companies considering introducing environmental management. Additionally, Coloplast is engaged in the



The production of urisheaths requires the use of a talcum solution. The reasons are: to make the latex (natural rubber) slip the moulds and secondly to prevent the sheaths from sticking together, thereby facilitating handling. Environmental manager Lisbeth Roien (left) with Tove Sahl, who supervises the urisheath washing process.

SILT OF UNEXPECTED POTENTIAL

"Reports on the talcum content of our waste water aroused the detective in me and I had to get to the bottom of the problem," says Lisbeth Roien, who is responsible for environmental affairs at the Kokkedal facility.

Waste water from the urisheath production centre passes through a settlement tank before being discharged as sewage. The purpose is to keep the talcum level of sewage within allowed limits. The tank is emptied of some 8-10 m^3 of silt once a month.

Lisbeth Roien had a consulting firm review possible technical solutions to reduce the talcum content of the waste water, but an experimental plant with special filters failed to provide decisive results.

"I had to give up finding a technical solution, so I invited my contacts at the local water purification plant to a meeting to discuss how to proceed," says Lisbeth Roien, continuing, "One of the participants reported that talcum may, in fact, have a positive impact on the processes of a purification plant because it supports the settling of other substances. The local purification plant team therefore suggested that controlled release of talcum silt in the plant should be tested.

Now the talcum silt is no longer deposited as solid waste but is delivered instead at the local water purification plant for recycling."

Shareholders

Management wishes Coloplast to be recognised for the high quality of its innovative solutions. We believe our ability to develop innovative product solutions will bring further growth and value creation. Ambitious objectives help attract and retain the best employees, while good relations with our customers and society will ensure our shareholders a long-term, competitive return on their investment. Management believes that meeting our new long-term financial objectives will create maximum overall value for customers, employees, society and shareholders.


CUSTOMERS
EMPLOYEES
SOCIETY
SHAREHOLDERS


economic profit

ENABLERS

Business objectives

This year Coloplast announced its business objectives towards 2008. A revenue of at least DKK 9bn and a profit margin of 18% are anticipated through organic growth. Acquiring and divesting business remains part of Coloplast's strategy. Any acquisitions made will increase the revenue beyond the set objective. A further objective is to achieve a return on average invested capital (ROAIC) of 20%.

Corporate Finance has made a brochure explaining how Economic Profit is applied in various contexts. The brochure has been distributed to employees worldwide.

Readiness

The new objectives follow from last year's process of updating Coloplast's Mission and Values. Since the major acquisitions made in 2001, Coloplast has built significant financial resources, and acquisition candidates are considered on an ongoing basis. Against the background of the financial resources available, the updated business objectives, policies and management systems and a strong company culture, Coloplast is well prepared for major strategic initiatives.

New products and services

Coloplast pursues an offensive patent strategy in order to protect the company's inventions. During the year, 35 new patent applications were filed, and by the end of the year the holding of patent rights was 244. Our objective is for at least 20% of revenue to be generated by new products (less than 4 years old). This year the rate achieved was 30.5%.

Since 1996, Coloplast has systematically increased the share of its products and services which are sold direct to consumers, to nursing homes and home care schemes.

Dialogue with investors

Coloplast aims to create maximum long-term value for its shareholders. The dialogue with investors and analysts has been systematised and involves meetings, telephone and video conferences and effective lines of communication. During the year, 145 meetings were held with investors and analysts, including 101 outside Denmark. The total number of participants was 256. Information to Coloplast's shareholders, some of which is communicated through Coloplast's corporate website, was extended with the publication of a magazine addressing the Danish shareholders. Two issues were published during the financial year.

GROWTH

Business area	Organic growth	Estimated market growth
Ostomy	14%	4-8%
Continence Care	12%	7-10%
Wound Care	11%	10-12%
Skin Care	9%	7-9%
Breast Care	-4%	-(4-6)%

Patent applications


Number
40
32
24
15
8
0
98/99 99/00 00/01 01/02 02/03

Patent rights


Number
250
200
150
100
50
0
98/99 99/00 00/01 01/02 02/03

New products' share of revenue


%
40
32
24
16
8
0
98/99 99/00 00/01 01/02 02/03

VALUE CHAIN – SHAREHOLDERS

Mission and Values

Enablers
- *Business objectives*
- Readiness
- New products and services
- Dialogue with investors

Results
- *Winning market shares*
- Improved profitability
- Investors' trust

RESULTS

Winning market shares
Coloplast is winning market shares within most business areas. Total organic growth in 2002/03 was 11% in local currencies. This growth exceeds our estimates of market growth. The distribution of growth per business area is shown in the table.

Improved profitability
Coloplast met its growth objective for 2002/03, achieving a growth of 6% in Danish kroner, equalling 11% in local currencies.

Over the last five years, revenue has increased by 85% to DKK 5,669m. During the same period, the average number of employees increased by 65% to 5,774. Revenue per employee increased by 12% to DKK 982,000. Operating profit increased over the five-year period by 90% to DKK 931m. This corresponds to an increase per employee of 15% to DKK 161,000. Value creation is managed according to the Economic Profit (EP) principle. EP is calculated as operating profit less tax and the internal and external cost of capital. EP was DKK 262m, an increase of 4% to DKK 45,000 per employee in five years. The return on equity was 32% compared with 24% five years ago.

Investors' trust
On the first trading day of financial year 2002/03, Coloplast's share was quoted on the Copenhagen Stock Exchange at 529.95. It closed at a price of 531.08, an increase of 0.2%. The Copenhagen Stock Exchange's index of ultraliquid shares (the KFX index) increased by 24% over the period. Measured over a five-year period, the Coloplast share increased by 86% while the KFX index increased by 25%. At the most recent selection of shares for the KFX index on 2 June 2003, the Coloplast B share ranked number 14 of the 20 most liquid Danish shares. At the close of the financial year, the market value of Coloplast's B shares was DKK 11.8bn. Trade in the share averaged DKK 355m per month during the financial year.

The value of the Coloplast share to the shareholders, Total Shareholder Return, TSR, is generated from two sources: the favourable, long-term price development of the share, and the dividend paid out on the shares held. TSR reflects the return on invested capital. From an investment perspective of one year, the TSR amounted to 1.1%, while over a five-year timeframe it returned 14% per year.



Group director Carsten Lønfeldt welcoming two representatives from investors Gregersen & Partners, Copenhagen, to a meeting at head office in Humlebæk.

Revenue per employee


mDKK
1.5
1.2
0.9
0.6
0.3
0
98/99
99/00
00/01
01/02
02/03

Operating profit per employee


tDKK
200
160
120
80
40
0
98/99
99/00
00/01
01/02
02/03

Economic Profit, EP per employee


tDKK
60
48
36
24
12
0
98/99
99/00
00/01
01/02
02/03

Total Shareholder Return, TSR


%
60
45
30
15
0
-15
98/99
99/00
00/01
01/02
02/03

○ TSR 1 year
● TSR 5 years

Overview of enablers and results

Stakeholder/indicator		Unit	98/99	99/00	00/01	01/02	02/03	Goal 02/03	
CUSTOMERS									
Cooperation with health care professionals and users		Index	46	47	74	100	116	>115	↗
Customer satisfaction measurements		Number	1	4	19	16	20	20	↗
Development projects through AIM		Number	40	52	46	72	55	>50	↗
Research and development costs		%	3.7	3.6	3.4	3.1	3.0	3.0	↗
Complaints		Index	114	116	94	100	104	<100	↘
Customer satisfaction		%	92.0	99.2	97.8	97.6	97.1	>98.0	↘
Delivery performance		%	97.8	98.1	97.9	95.8	96.6	>98.5	↘
EMPLOYEES									↗
Employee satisfaction measurements	Denmark	Number	0	2	1	1	2	2	↗
	Outside Denmark		4	8	6	8	9	9	↗
Job rotations	Denmark	%	13	16	16	16	13	>15	↘
	Outside Denmark		-	-	-	5	11	>5	↗
Employee satisfaction, Denmark		Points	-	3.60	3.71	3.83	3.87	>3.83	↗
Staff turnover	Salaried, Denmark	%	7.8	9.9	9.0	6.8	6.6	<10	↗
	Hourly-paid, Denmark		16.1	16.7	15.7	16.3	14.0	<15	↗
	Outside Denmark		-	-	-	20.9	24.5	<20	↘
Absence	Salaried, Denmark	%	-	-	2.1	2.0	1.6	<2.0	↗
	Hourly-paid, Denmark		5.8	5.8	6.3	6.0	5.6	<5.0	↘
	Outside Denmark		-	-	-	2.7	2.5	<2.7	↗
Unsolicited job applications	Salaried, Denmark	Number	820	616	677	1,441	1,679	>1,441	↗
	Hourly-paid, Denmark		2,800	2,426	2,335	2,909	2,395	>2,909	↘
	Outside Denmark		-	-	-	2,585	4,688	>2,585	↗
Managerial positions filled internally	Denmark	%	72	72	64	67	65	>50	↗
	Outside Denmark		61	53	54	51	52	>40	↗
SOCIETY									
Process waste, polymers		Index	116	118	110	100	96	<100	↗
Electricity		Index	91	98	109	100	93	<100	↗
Water		Index	109	118	114	100	94	<100	↗
Volatile organic compounds		Index	99	106	112	100	83	<100	↗
Industrial accidents and frequency	Number		47	51	46	59	54	0	↘
	Per million hours of work		16	18	15	17	14	0	↘
New jobs created		Number	476	26	432	1,312	518	-	
Economic contribution, Denmark		mDKK	392	552	708	928	1,052	-	
SHAREHOLDERS									
Patent applications		Number	26	15	23	28	35	>25	↗
Patent rights		Number	167	170	180	217	244	-	
New products' share of revenue		%	12.7	15.6	23.9	29.5	30.5	>20	↗
Revenue per employee		tDKK	874	959	1,021	1,157	982	>1,157	↘
Operating profit per employee		tDKK	140	143	165	189	161	>189	↘
Economic Profit, EP per employee		tDKK	44	26	50	56	45	>56	↘
Total Shareholder Return, TSR	TSR 1 year	%	22.5	1.0	57.9	-2.7	1.1	-	
	TSR 5 years		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	



Group	Denmark	Enabler	Result	Page
X		X		60
X		X		60
	X	X		61
X		X		61
X			X	61
X			X	61
X			X	61
X		X		62
X		X		62/63
	X		X	63
X			X	63
X			X	63
X			X	63
X			X	63
	X		X	66
	X		X	66
	X		X	66/67
	X		X	66/67
	X		X	66/67
X			X	67
	X		X	67
X		X		68
X		X		68
X			X	68
X			X	69
X			X	69
X			X	69
X			X	69

Along with other spinal cord injured (SCIs), Chris Summerscales has given input to Coloplast's website for SCIs and their relatives. A group of SCIs and a group of health care professionals met every month and fed input that Coloplast put into context.

SPINALNET – INFORMATION IN ONE CATCH

"Working with the **SpinalNet** website was a reality check for me. I was forced to review my accident and its aftermath to be able to share it," says Chris Summerscales, who broke his back in a car accident three years ago.

"I find the medical part of the website very informative and user-friendly. All the medical language has been put into ordinary English. It is a tool that makes me more independent and helps me in my dialogue with doctors and other professionals," says Chris Summerscales.

Other challenges, other strengths

"In general, the website enables newly injured patients and their families to discover the ins and outs of their new life. I think it's very important to know that others get on with their lives and are encouraged to meet new challenges and find new strengths. We really worked hard to make the website worthy of its tagline ... information in one catch."

SpinalNet .... information in one catch
www.spinalnet.co.uk

Reporting on the Global Compact

	Global Compact Principle	Activities 2002/03	Objectives 2003/04
1	Protect and respect human rights	Health and safety management strengthened	Implement new health and safety management system
2	No complicity in human rights abuses	Stakeholder strategy approved by Board of Directors	Introduce code of conduct, supplier evaluation systems
3	Uphold the freedom of association and recognition of the right to collective bargaining	Employee empowerment in China	Introduce code of conduct
4	Eliminate forced and compulsory labour	No specific activities	Introduce code of conduct, supplier evaluation systems
5	Abolish child labour	No specific activities	Introduce code of conduct, supplier evaluation systems
6	Eliminate discrimination in respect of employment and occupation	Job trial partnerships, immigrant integration programme	Widen scope of job trials and immigrant integration programme
7	Support a precautionary approach to environmental challenges	Environmental evaluation of all new products	Environmental evaluation of all products
8	Promote greater environmental responsibility	Upgrading of corporate environmental management system	Certification of factories in Hungary, China and Germany
9	Encourage the development and diffusion of environmentally friendly technologies	Procedures for due diligence and technology transfer	Improve supplier evaluation systems





NATURAL LOOK AND FEEL

"After my breast surgery I was not sure if my former figure could be restored. I relied on my medical retailer for advice, but didn't feel comfortable wearing the breast form. It tended to shift, and I had to push it back in place frequently," says Margit Miller, aged 54, who had breast surgery in February 2002.

"Then I learnt that Amoena was looking for models and fancied this challenge. I was asked to 'personalise' the new concept and became the '**Tresia** Personally Woman', says Margit with a twinkle. She went on, "I immediately felt it was different from my previous form: It looks and feels natural because it is so soft and imitates the shape of my natural breast perfectly."

Self-image unaffected

"I like wearing beautiful lingerie and I know **Tresia** Personally will stay securely in place because its teardrop shape keeps it close to my body. My colleagues noticed at once that I had stopped checking my bra all the time. And most importantly: When I hug someone, I don't need to worry if they will notice my breast form. I don't even feel it myself," says Margit Miller.

Margit Miller (left) discusses the features of Tresia Personally and the bras with Amoena's design department manager, Monika Moehlenkamp.

Accounting policies and methods

This report is the sixth report on knowledge management and value creation for our stakeholders. It complies with the rules on stakeholder reporting included in the Danish Financial Statements Act, comprising mainly figures of a non-financial nature which affect value creation and the operations and results achieved.

Structure of the report
The report is based on Coloplast's Mission and Values. The Mission describes our business philosophy and sets out the broad characteristics of our company. The Values are the core principles which guide our behaviour and actions and enable us to achieve our objectives.

Selection of indicators
We set objectives and follow up on enablers and results by means of indicators. These indicators have been grouped according to the EFQM Excellence Model, which Coloplast has been working with since 1995. The model assumes a measurable correlation between enablers and results. It implies that the company is optimally managed and provides balanced results for all stakeholders when its strategies and decisions achieve increased customer and employee satisfaction, have a positive effect on society and bring good financial results for the benefit of its shareholders.

The indicators shown in the table on pages 70-71 have been chosen according to their importance for the enablers and results contributing to the value creation process. The trend of indicators is also shown in graphic form. The aim is for a maximum of indicators to include data from the entire Group. The overview shows the origin of data for each indicator listed. The remaining indicators used are referred to in the text where relevant to give a fair picture of developments.

Methods of statement
A system for internal, quarterly reporting has been established, including most indicators. The compilation of data is based on readings, measurements, calculations and reporting at source. Data is compiled in a database, and an overall, quarterly report is presented to management so that they process. A few of the indicators are reported annually. The accrual basis for the reporting is the financial year unless otherwise stated in the table. Financial indicators have been adjusted to the Danish Financial Statements Act. Other changes to methods of statement are described below. Comparative figures for the last four years are shown where data was available. Where the figure for an indicator is shown as an index, the previous year is base year.

Changes in indicators selected and methods representing them
Three indicators have been removed from the overview. They are non-compliances at

mental Management System audits and neighbour complaints. New audit procedures have been introduced and it no longer makes sense to report observations and non-compliances, if any, in the form of a figure. The indicators have been replaced by narrative in the relevant sections. Neighbour complaints are at such a low level that recording as an indicator is not justified. Unlike last year, a few of the figures including employees outside Denmark are based on random measuring.

Auditing
We have established a system for internal auditing of the data basis. No external

Project manager Mette Irene Kolte (right) and laboratory assistant Rikke Marie Torpe with the equipment used to measure absorption capacity.



KNOWN TECHNOLOGIES COMBINED

"We wanted a dressing with instant and permanently high absorption capacity," recalls project manager Mette Irene Kolte, adding, "We got **Alione**, which is suitable for many different types of wounds and therefore meets the special needs of community nurses, who are often generalists."

The innovative feature of **Alione** is that the dressing consists of several layers with different functions: An adhesive keeps the dressing in place on the skin. An absorbent layer retains wound liquid. Between this layer and the wound is a skin-friendly tissue. On top of the dressing is a breathable film.

The wound care development team started out with the hydrocolloid adhesive and the 'intelligent' film, which allows large amounts of exudate to pass from oozing wounds, while keeping wounds with little exudation moist. Inspiration for the other layers was found in the technology used for the absorbent products in continence care and from the skin-friendly materials used for ostomy bags. Cooperation across the divisions at its best.

General information

Shareholder information

DIVIDEND

The Board of Directors will propose to the Annual General Meeting that dividends are paid for 2002/03 at DKK 5.00 per share of DKK 10. This is an increase of DKK 0.65 per share or 15%. Last year dividend was raised by 21% to DKK 4.35 per share of DKK 10.

Dividends for the year are paid out automatically through the Danish Securities Centre on 22 December 2003.

INFORMATION TO THE COPENHAGEN STOCK EXCHANGE 2002/03

2002

3	Oct.	17/2002	Movements in Coloplast's executive share option programme
17	Oct.	18/2002	Coloplast financial calendar for 2002/03
17	Oct.	19/2002	Coloplast launches new generation of modern wound healing products
13	Nov.	20/2002	Coloplast successful in action regarding employee shares
19	Nov.	21/2002	Annual Financial Statement 2001/02
3	Dec.	22/2002	To our shareholders (Agenda of the General Meeting)
13	Dec.	23/2002	OFT postpones decision on Coloplast case
16	Dec.	24/2002	Continuation of Coloplast share option programme
16	Dec.	25/2002	Annual General Meeting of Coloplast A/S on 16 December 2002 at 16.00
16	Dec.	26/2002	The Board of Directors of Coloplast A/S elected its own Chairman and Vice-chairman
20	Dec.	27/2002	Movements in Coloplast's executive share option programme

2003

30	Jan.	01/2003	Decision on Coloplast acquisition of continence business
30	Jan.	02/2003	Coloplast changes accounting policies to comply with the new Danish Financial Statements Act
7	Feb.	03/2003	Financial Statement for Q1 2002/03
13	Mar.	04/2003	Final decision in Coloplast acquisition of continence business
27	Mar.	05/2003	Change of date for interim financial statement
15	May	06/2003	Interim Financial Statement, 2002/03
20	June	07/2003	Issue of financial Statement for Q3 rescheduled
21	Aug.	08/2003	Quarterly report, Q3 2002/03
16	Oct.	09/2003	Financial calendar for 2003/04

FINANCIAL CALENDAR FOR 2003/04

2003

21	Oct.	Closing period until 18 November
18	Nov.	Financial Statement for the full year 2002/03 and Annual Report 2002/03
2	Dec.	The printed Annual Report for 2002/03 is published
16	Dec.	Annual General Meeting
22	Dec.	Payment of dividends for 2002/03

2004

26	Jan.	Closing period until 16 February
16	Feb.	Financial Statement for Q1 2003/04
27	Apr.	Closing period until 18 May
18	May	Interim Financial Statement 2003/04
29	July	Closing period until 19 August
19	Aug.	Financial Statement for Q3 2003/04
20	Oct.	Closing period until 17 November
17	Nov.	Financial Statement for the full year 2003/04 and Annual Report 2003/04
9	Dec.	Annual General Meeting



THESE BANKS AND STOCK-BROKERS FOLLOW COLOPLAST

ABG Sundal Collier, Erik Magnusson
Alfred Berg/ABN AMRO, Klaus Ørtoft Madsen
Alm. Brand Bank, Rasmus Køjborg
Carnegie Danmark, Annette Rye Larsen
Cazenove, Michael Yates
Danske Equities, Martin Parkhøi
Deutsche Bank, Claus Bo Larsen
Enskilda Securities, Niels Granholm Leth
Handelsbanken Securities, Patrik Ling
Jyske Bank, Peter B. Andersen
Nordea Securities, Malene Brøndberg
Spar Nord, Claus Juul
Sydbank A/S, Brian Kirk

Investor inquiries
Group director Carsten Lønfeldt
Tel. +45 49 11 16 11
Fax +45 49 11 15 55
dkcl@coloplast.com

Director, Corporate Communications & IR
Jens Steen Larsen
Tel. +45 49 11 19 20
Fax +45 49 11 15 55
dkjsl@coloplast.com

Shareholder inquiries
Agnete Ingvordsen
Tel. +45 49 11 16 12
Fax +45 49 11 15 55
dkai@coloplast.com

www.coloplast.com
All announcements issued to the Copenhagen Stock Exchange, news releases, information about Coloplast's products and services, financial analysts and financial calendar are available at the corporate website under Investor Relations. The share price is available on-line and financial figures may be downloaded in worksheets. Visitors may subscribe to Coloplast's e-mail news service.

"At Coloplast, innovation is an important corporate value, which is strengthened by special focus in the Coloplast Academy's Business Programme. This is vital to keep stimulating innovators and entrepreneurs," finds Professor Bill Carney.

BREAK THE RULES

"Innovation is about dreams, about taking your idea into reality," says Professor Bill Carney, one of the gurus lecturing on innovation worldwide and one of the lecturers in the Coloplast Business Programme.

"Innovation needs to be an attitude that permeates the organisation and challenges the status quo. It is also a process where you seek to influence the way people behave and interface with internal colleagues and those outside."

According to Bill Carney, "People should be allowed to break the rules, to overcome any real or perceived barriers of conformity. They should have the right to work in a kind of creative chaos."

"Diversity of people is also essential to diversity of thought. I believe it's time for 'innovation' to leave the realm of R&D and permeate all business processes," says Bill Carney.

Group addresses

THE GROUP

Denmark
Tel. +45 49 11 11 11
coloplast@coloplast.com

Coloplast A/S
Holtedam 1-3
DK-3050 Humlebæk

Kromosevej 7
DK-3050 Humlebæk

Bronzevej 2-8
DK-3060 Espergærde

Aa. Louis-Hansens Allé 15
DK-3060 Espergærde

Porthusvej 4
DK-3490 Kvistgård

Egevangen 3-4
DK-2980 Kokkedal

Industrivej 7
DK-7700 Thisted

Coloplast Research
Bakkegårdsvej 406 A
DK-3050 Humlebæk

SUBSIDIARIES

Argentina
Coloplast de Argentina S.A.
Av. Alicia Moreau de Justo 1780
1° piso I - C1107AFJ Buenos Aires
Tel. +54 11 4311 2999
ar@coloplast.com

Australia
Coloplast Pty. Ltd.
33 Gilby Road
Mount Waverley
Victoria 3149
Tel. +61 3 9541 1111
au@coloplast.com

Austria
Coloplast Ges.m.b.H.
Am Concorde Business Park 1/B1
2320 Schwechat
Tel. +43 1 707 57 51
at@coloplast.com

Belgium
Coloplast Belgium NV/SA
Humaniteitslaan 65
1601 Ruisbroek
Tel. +32 2 334 35 35
be@coloplast.com

Brazil
Coloplast do Brasil Ltda.
Rua México 3, 15th floor
CEP 20031-144 Centro
Rio de Janeiro, RJ
Tel. +55 21 2215 5842
br@coloplast.com

Canada
Coloplast Canada Corporation
3300 Ridgeway Drive, Unit 12
Mississauga, Ontario L5L 5Z9

China
Coloplast (China) Ltd.
No. 265, Bldg. 1, Changping Road
Gongbei, Zhuhai 519020
Guangdong, P.R. China
Tel. +86 756 81 50 886
cn@coloplast.com

Coloplast (Hong Kong) Ltd.
Unit 629, 6th Floor
Ocean Centre
Harbour City, 5 Canton Road
Tsimshatsui, Kowloon
Hong Kong
Tel. +852 2302 0131
hk@coloplast.com

Costa Rica
Coloplast de Costa Rica, S.A.
Zona Franca Metropolitana
Barreal de Heredia, Heredia
Costa Rica, C.A.
Tel. +506 293 3034
cr@coloplast.com

Denmark
Coloplast Danmark A/S
Møllevej 11-15
2990 Nivå
Tel. +45 49 11 11 11
dk@coloplast.com

France
Coloplast S.A.
Laboratoires Coloplast
Les jardins du golf
6 rue de Rôme
Z.A.C. de Nanteuil
93561 Rosny-sous-Bois Cedex
Tel. +33 1 56 631700
fr@coloplast.com

Germany
Coloplast GmbH &
Coloplast Beteiligungs GmbH &
Coloplast Zweite Beteiligungs GmbH
Kuehnstrasse 75
22045 Hamburg
Tel. +49 40 66 98 07 -0
de@coloplast.com

AMOENA Medizin-Orthopädie-
Technik GmbH
Kapellenweg 36
83064 Raubling
Tel. +49 80 35 871157
amoena@amoena.com

Home SUPPLY + CARE
Beteiligungs GmbH
Home SUPPLY + Care Beteiligungs
GmbH & Co Verwaltungs KG
Fritz-Reuter-Strasse 2
22926 Ahrensburg
Tel. +49 4102 5167 14
kschlei.verwaltung@hsc-online.de

Great Britain and Ireland
Coloplast Ltd.
Peterborough Business Park
Peterborough, Cambs. PE2 6FX
Tel. +44 1733 39 20 00
gb@coloplast.com

Coloplast Direct Ltd.
Tel. +44 1733 39 20 96
gbdirectteam@coloplast.com

Holland
Coloplast B.V. &
Zhuhai Investments B.V.
Softwareweg 1
3821 BN Amersfoort
Tel. +31 33 454 44 44
nl@coloplast.com

Hungary
Coloplast Hungary Kft.
Búzavirág út 15
2800 Tatabánya
Tel. +36 34 520 500
hu.factory@coloplast.com

Italy
Coloplast S.p.A.
Via Nanni Costa 30
40133 Bologna BO
Tel. +39 051 41 38 000
it@coloplast.com

Japan
Coloplast K.K.
YS Building, 4th Floor
2-11-16 Shiba Daimon
Minato-ku
Tokyo 105-0012
Tel. +81 3 34 59 66 41
jp@coloplast.com

Norway
Coloplast Norge AS
Ole Deviks Vei 2, Etterstad
0603 Oslo 6
Tel. +47 22 72 06 80
no@coloplast.com

Poland
Coloplast Sp. zo.o.
Ul. Leszno 12
01-192 Warszawa
Tel. +48 22 535 73 73
pl@coloplast.com

Spain
Coloplast Productos Médicos S.A.
Agustin de Foxa 29, 5
28036 Madrid
Tel. +34 91 314 18 02
es@coloplast.com

Sweden
Coloplast AB
Kungsparksvägen 2
434 22 Kungsbacka
Tel. +46 300 33 250
se@coloplast.com

Switzerland
Coloplast AG
Blegistrasse 1, Euro 1
6343 Rotkreuz
Tel. +41 41 799 79 -79
ch@coloplast.com

USA
Coloplast Corp.
1955 West Oak Circle
Marietta, GA 30062-2249
Tel. +1 770 281 8400
USMEDWEB@coloplast.com

Coloplast Corp.
1940 Commerce Drive
North Mankato, MN 56002-8300
Tel. +1 507 345 6200
us.mn@coloplast.com

Sterling Medical Services
2 Twosome Drive
Moorestown, NJ 08057
Tel. +1 856 273 9900
inquiries@sterlingmedical.com

REPRESENTATIVE OFFICES

Croatia
Coloplast A/S
Laginjina 8
10000 Zagreb
Tel. +385 1 45 50 101
hr@coloplast.com

Hungary
Coloplast A/S
Háros út 126/A
1222 Budapest
Tel. +36 1 228 7942
hu@coloplast.com

Israel
Coloplast A/S
Rothschild St. 55
Rishon le Zion 75266
Tel. +972 3 956 1190
il@coloplast.com

Portugal
Coloplast A/S
Rua Gorgel do Amaral no. 4-cv Dta
1250-119 Lisboa
Tel. +35 12 138 38 626
pt@coloplast.com

Russia
Coloplast A/S
Bolshaya Bronnaya str. 3
123104 Moscow
Tel. +7 095 202 9375
ru@coloplast.com

Slovakia
Coloplast A/S
Representative Office
Dolná 62
974 01 Banská Bystrica
Tel. +421 48 4153761
sk@coloplast.com

Slovenia
Coloplast A/S
Prusnikova 1
1210 Ljubljana
Tel. +386 15 12 7440
si@coloplast.com

South Africa
Coloplast A/S
P.O. Box 505
Wendywood 2144
Tel. +27 11 802 2943
za@coloplast.com

The Czech Republic
Coloplast A/S
Kyjovská 1
14200 Praha 4

Executives

at 18 November 2003

PRODUCT DIVISIONS AND BUSINESS UNITS

General management
Svenn Poulsen, General Manager, Ostomy Products Division
Mogens Pedersen, General Manager, Continence Care Division
Henrik Skov Andersen, General Manager, Consumer Products Division
Finn Ketler, General Manager, Wound Care
Thomas D. Ryan, President, Skin Care
Jens E. Stovgaard, President, Amoena Breast Care
Allan Rasmussen, General Manager, Volume production

Functional management
Mogens Wisman, Director, Operations, Ostomy Products Division
John Thesmer, Director, R&D, Ostomy Products Division
John Raabo Nielsen, Director, Commercial Development, Ostomy Products Division
Jens Kristian Pedersen, Director, Operations, Continence Care Division
Lars Seier Petersen, Director, R&D, Continence Care Division
Kristian Uggerhøj, Director, Commercial Development, Continence Care Division
Erik Andersen, Director, Operations, Wound Care
Peter Sylvest Nielsen, Director, R&D, Wound Care
Jesper Jul, Vice President, Sales & Marketing, Ostomy and Continence Care
David Hotchkiss, Vice President, Sales & Marketing, Skin Care
Dennis Goebel, Vice President, Operations, Skin Care
Daniel Snyder, Vice President, Product Development, Skin Care
Helmut Wild, Vice President, R&D, Amoena Breast Care
David P. Simic, Vice President, Sales & Marketing, USA, Amoena Breast Care
Manfred Biedermann, Vice President, Sales & Marketing, Europe & Asia, Amoena Breast Care

Corporate sales
Jens Fabricius, Director, Regional Sales
Jan R. Frederiksen, Director, Regional Sales
Henning Hansen, Director, Regional Sales
Michael Jørgsholm, Director, Regional Sales

SUBSIDIARIES

Europe
Austria, Sigrun Kain, Country Manager
Belgium, Eric Bursens, General Manager
Denmark, Claus Bildsøe Astrup, General Manager
France, Michel Mayneris, General Manager
Germany, Austria and Switzerland, Andreas Joehle, General Manager
Germany, HSC, Andreas Rudolph, General Manager
Germany, Amoena Breast Care, Bernd Wensauer, Executive VP
Great Britain and Ireland, Graham Sethna, General Manager
Holland, Dirk Pekelharing, General Manager
Italy, Achille Grisetti, General Manager
Norway, Reidar Mathisen, General Manager
Poland, Cezary Brzozowsky, General Manager
Spain, Estrella Velasco, General Manager
Sweden, Greger Karlsson, General Manager
Switzerland, Peter Fridlin, Country Manager

USA & Canada
Canada, Alain Morvan, General Manager
USA, David Kessler, President, Sterling Medical

Oceania & Asia
Australia, Maureen McKenzie, General Manager
China, Jørgen B. Hansen, General Manager
Japan, Vagn Heiberg, President & Repres. Director

Latin America
Argentina and Brazil, Santiago Caratini, General Manager

CORPORATE STAFF

Merete Brunander, Director, Corporate Marketing
Søren Holck, Director, Corporate IT
Jens Steen Larsen, Director, Corporate Communications & IR
Bente Laursen, Director, Corporate Human Resources
Ingrid Kofoed Malmberg, Director, Corporate Quality
Gert Mikkelsen, Corporate Finance Director
Johnny Nielsen, Director, Corporate Logistics
Kren Erik Nielsen, Director, Corp. Business Development & Acquisitions
Jørgen Fischer Ravn, Corporate Environmental Manager
Peter Samuelsen, Research Director
Peter Volkers, Legal Affairs Director
Jens Øhrwald, Director, Corporate Finance

Coloplast in brief

Coloplast was founded in 1957. The company's shares were listed at the Copenhagen Stock Exchange in 1983. Coloplast develops, manufactures and markets medical devices and associated services, contributing to a better quality of life. Coloplast is active in five business areas:

- Ostomy products for people whose intestinal outlet has been surgically rerouted through the abdominal wall
- Continence care products for people with bladder control problems
- Wound dressings for chronic wounds
- Skin care products for prevention and treatment
- Breast forms and special textiles for women after breast surgery.

The market

Coloplast is mainly operating in niche markets with few big suppliers. The majority of our products are reimbursed by healthcare authorities in the Western World, and generally it is a nurse who chooses the product or has an influencing role in its selection. Coloplast has in-depth knowledge of the respective countries' healthcare systems and is represented by sales subsidiaries in most markets.

More than 98% of Group turnover is generated in countries outside Denmark, including about 79% in Europe and 15% in North and South America.

Coloplast employs 6,120 people worldwide, 2,621 of them working in Denmark.

Objectives

The Coloplast Group's long-term objectives for its existing business areas are to achieve a revenue of at least DKK 9bn in 2008, while at the same time gradually increasing the profit margin to 18%. The revenue objective can be achieved through an organic growth of 10-12% per year. Coloplast has set a further objective of achieving a return on average invested capital (ROAIC) of 20%.

Growth will be generated primarily by the European market, but will increasingly be based on growth in markets outside Europe as well. Acquisition and divestment of business remain important elements in Coloplast's strategy. Any acquisitions made will increase the set objective beyond DKK 9bn. We expect to win market shares in all business areas by utilising our commercial competences and by continuing to develop innovative products and services.

"The dual objective of this brochure is to educate and reassure the patient and also possibly to reduce the need for patients to call me. Whilst the brochure can in no way substitute direct advice, it can solve some of the more common issues," says stomal therapy nurse Bernadette Hadfield.



INTENDED TO EDUCATE AND REASSURE

"Much information material for ostomates is written by people who do not understand the local needs," states stomal therapy nurse Bernadette Hadfield, Melbourne, Australia.

Reassuring and educating ostomates for an expected early discharge from hospital is an important part of her work. She sees patients before surgery and goes over all the details of care after the operation, preparing them for life with a stoma.

"Written material is an important source of reassurance for ostomates during the first weeks of insecurity," says Bernadette Hadfield. She therefore mentioned her concern about the quality of education material to her ostomy contact at Coloplast, senior product manager Matthew Dalton.

He responded by asking the Australian Coloplast Ostomy Forum members to give input for a *What do I do if ... brochure* which is now handed to ostomates at their discharge from hospital.

Coloplast

Alione
Alterna
Amoena
Assura
Biatain
Comfeel
Contreet
Conveen
EasiCath
EasiCleanse
Easiflex
Hide-away
Moveen
Physiotulle
Purilon
Seasorb
Simpla
SpeediCath
SpinalNet
StomaNet
Sween
TheBreastCareSite
Tresia
Tria

Coloplast

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Tel. +45 49 11 11 11
Fax +45 49 11 15 55
coloplast@coloplast.com
www.coloplast.com
Co. regis. no. 69 74 99 17

